Exhibit 2.2

EXECUTION COPY

STOCK PURCHASE AGREEMENT

by and among

DJO, LLC,

as Purchaser,

the Sellers identified on the signature pages hereto,

Elastic Therapy, Inc.,

as the Company,

and

Burke H. Ramsay,

as the Seller Representative,

dated as of

January 4, 2011

i

ii

iii

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of January 4, 2011, is entered into by and among Elastic Therapy, Inc., a North Carolina corporation (the “Company”), the Sellers identified on the signature pages hereto (“Sellers” and each a “Seller”), DJO, LLC, a Delaware limited liability company (“Purchaser”), and Burke H. Ramsay, solely in his capacity as Seller Representative appointed pursuant to Section 12.1.

WHEREAS, the Sellers own, beneficially and of record, all of the issued and outstanding shares of capital stock of the Company; and

WHEREAS, the Sellers desire to sell, and Purchaser desires to acquire, all of the Shares on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

For purposes of this Agreement, the following terms shall have the respective meanings given below:

“Acceptable Regulatory Standards” means those standards with respect to the presence of a Hazardous Substance on the Real Property which (A) are sufficient to satisfy the requirements of the Governmental Entities having jurisdiction with respect to the Real Property so that such Governmental Entities will issue a letter or other document confirming that no further action is required with respect to the investigation, cleanup, remediation and monitoring of the Real Property with respect to such Hazardous Substance or (B) where the Governmental Entities do not issue such letters or other documents, satisfy the publicly promulgated requirements of Environmental Laws and such Governmental Entities with respect to the satisfactory completion of investigation, remediation, cleanup and monitoring of the Real Property with respect to such Hazardous Substance or (C) are otherwise less stringent standards that are satisfactory to Purchaser, acting reasonably, provided that the standards must be those that will not unreasonably restrict activity at the Real Property.

“Accounts Receivable” means all accounts receivable and notes receivable of the Company.

“Actual Closing Date Cash” is defined in Section 2.4(a).

“Actual Closing Date Debt” is defined in Section 2.4(a).

“Actual Closing Date Net Working Capital” is defined in Section 2.4(a).

“Actual Company Transaction Expenses” is defined in Section 2.4(a).

“Affiliate” of any Person means a Person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with the first Person.  For purposes of this definition, the term “control,” “controlled by” or “under common control with” as and with respect to any Person, means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, the right to appoint managing directors, by contract, as trustee or executor, by proxy or agent or otherwise.  For the avoidance of doubt, Julius McNutt Ramsay, Jr., in his capacity as trustee under that certain The Julius McNutt Ramsay, III Grantor Retained Annuity Trust under agreement dated October 1, 2010, which is a Seller, shall be deemed to be an Affiliate of Julius McNutt Ramsay, Jr.

“Agency Notification” is defined in Section 6.9(b).

“Agreement” is defined in the introductory paragraph hereof.

“Allocation Percentage” means, with respect to a Seller, the percentage of the Common Stock owned by such Seller immediately prior to the Closing, which will be set forth on the Consideration Schedule to be delivered to Purchaser prior to the Closing in accordance with Section 2.3(b); provided that at all times the aggregate Allocation Percentages of all of the Sellers shall total one hundred percent (100%).

“Applicable Law” means, with respect to any Person, any law, ordinance, regulation, rule, code, resolution, statute, directive, or treaty issued, enacted, adopted, promulgated, implemented, entered into or otherwise put into effect by or under the authority of any Governmental Entity and applicable to such Person.

“Anti-Bribery Laws” is defined in Section 4.27.

“Audited Financial Statements” means the audited balance sheet of the Company as of November 30, 2009, November 30, 2008 and November 30, 2007 and the audited statements of earnings and retained earnings, and cash flows for the Company for the twelve-month period[s] then ended, together with the report thereon of Cherry, Bekaert & Holland, L.L.P, independent certified public accountants, and including the notes thereto.

“Audits” is defined in Section 4.19(d).

“Benefit Plan” means each “employee benefit plan” as such term is defined in Section 3(3) of ERISA covering employees of the Company and each other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of Company or any ERISA Affiliate), which is maintained, sponsored or contributed to by Company or any ERISA Affiliate, or under which Company or any ERISA Affiliate has any obligation or liability, whether actual or contingent, including all incentive, bonus, deferred compensation, retention, change-in-control, profit sharing, pension, retirement, vacation, severance, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements.

“Business Day” means a day (other than Saturday or Sunday) on which banks are generally open for the ordinary conduct of business in the city of New York.

“Cash” means, as of a specified time with respect to the Company, all cash and cash equivalents reflected on the financial books of the Company as of such time, determined on a basis in accordance with GAAP.

“Claim Notice” is defined in Section 9.4(b).

“Claim Response Period” is defined in Section 9.4(b).

“Closing” is defined in Section 2.2.

“Closing Consideration” is defined in Section 2.3(a).

“Closing Date” is defined in Section 2.2.

“Closing Date Cash” means the amount of Cash as of the Effective Time.

“Closing Date Debt” means all Indebtedness of the Company as of immediately prior to the Closing.

“Closing Date Net Working Capital” means Current Assets minus Current Liabilities.

“Closing Date Statement” is defined in Section 2.4(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock of the Company, $1.00 par value per share.

“Company” is defined in the introductory paragraph hereof.

“Company Charter” means the Articles of Incorporation of the Company, as filed with the Secretary of State of the State of North Carolina on February 15, 1989.

“Company Intellectual Property” means all material Intellectual Property that is owned by the Company and is currently used in the business of the Company.

“Company Material Adverse Effect” means any fact, event, circumstance or development that, individually or in the aggregate with all other facts, events, circumstances, or developments, has had or is reasonably likely to have a material adverse effect on the business, assets, financial condition, results of operations of the Company; provided, however, that (a) the following changes and events shall not be taken into account in determining whether a Company Material Adverse Effect has occurred:  any adverse effect on the Company resulting from (i) any public announcement relating to this Agreement or the Transactions, or (ii) the consummation of the Transactions, and (b) to the extent that they do not affect the Company in a disproportionately adverse manner relative to other companies in the industries and markets in which the Company operates, the following changes and events shall not be taken into account in determining whether a Company Material Adverse Effect has occurred:  (i) changes in Applicable Laws or interpretations thereof by any Governmental Entity, and (ii) changes in global, national or regional economic, business, regulatory, market or political conditions (including the outbreak of war or acts of terrorism) or in national or global financial markets.

“Company Transaction Expenses” means (a) the fees and expenses owed by the Company to its investment bankers, attorneys, accountants and other professionals payable in connection with this Agreement or the consummation of the Transactions and not otherwise paid prior to the Closing Date, (b) the Seller Representative Fund, (c) the fees and expenses owed by the Company for a transaction cost study in connection with certain Company Transaction Expenses, to be conducted by Cherry, Bekaert & Holland, LLP (or another accounting firm selected by the Seller Representative and acceptable to Purchaser), and (d) the aggregate amount owed by the Company to any director, officer or employee thereof triggered by this Agreement or the consummation of the Transactions.

“Company’s Actual Knowledge” means matters that either are expressly included in a written notice delivered to the Company or are actually known by the following persons:  Julius Ramsay III, Chief Executive Officer and Chairman; Burke Ramsay, President; Sharon Phagan, Chief Financial Officer; and Christopher Yow, Director of Sales.  For the avoidance of doubt, “Company’s Actual Knowledge” shall not include any matters that are not actually known by such persons after reasonable inquiry.

“Company’s Knowledge” and “Knowledge of the Company” each means matters that are actually known after reasonable inquiry by the following individuals:  Julius Ramsay III, Chief Executive Officer and Chairman; Burke Ramsay, President; Sharon Phagan, Chief Financial Officer; and Christopher Yow, Director of Sales.

“Competing Transaction” means any proposal or offer from any Person (other than Purchaser or its Affiliates) relating to any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, stock acquisition, asset acquisition, share exchange or similar transaction, of all or substantially all of the assets or equity interests of the Company.

“Computer Software” means computer software programs, databases and all documentation related thereto.

“Confidentiality Agreement” means that certain confidentiality agreement entered into by Purchaser (or one of its Affiliates), dated as of September 22, 2010, and addressed to McColl Partners LLC (on behalf of the Company).

“Consideration Schedule” is defined in Section 2.3(b).

“Contract” means any written agreement, contract, commitment, lease or other instrument to which the Company is a party, including any amendments and other modifications thereto.

“Copyrights” means United States and foreign copyrights and all registrations and applications to register the same.

“Current Assets” means all accounts receivable, inventories, prepaid expenses, current Tax receivables and all other current assets of the Company as of the Effective Time, in each case to the extent constituting current assets of the Company determined in accordance with GAAP, but excluding (i) Cash and other Retained Assets, (ii) deferred Tax assets and (iii) the Customer Note.

“Current Liabilities” means (without duplication) all accounts payable, accrued expenses, wages and related expenses, current Tax payables and all other current liabilities of the Company as of the Effective Time, in each case to the extent constituting current liabilities of the Company determined in accordance with GAAP, but excluding (i) the Closing Date Debt, (ii) the Company Transaction Expenses, (iii) any deferred Tax liabilities and (iv) any accruals or reserves for medical claims incurred but not reported by Venosan employees (and their dependents) as of the Closing.

“Customer Note” means that certain Promissory Note issued by Medidynamix LLP (signed by Vyacheslav Zadorozhniy) to the Company on April 6, 2010 in the amount of One Hundred Fifty Thousand and No/100 Dollars ($150,000).

“De Minimis Amount” is defined in Section 9.6(a).

“Deductible Amount” is defined in Section 9.6(b).

“Effective Time” means 11:59 p.m. Eastern Standard Time on the Closing Date.

“Encumbrances” means any and all liens, charges, security interests, claims, mortgages, pledges, encumbrances, deeds of trust, judgments, restrictions, voting trusts or other restrictions on title or transfer (but excluding restrictions on the transfer of the Shares imposed by federal or state securities laws).

“Enterprise Value” is defined in Section 2.3(a).

“Environmental Activity” is defined in Section 6.9(b).

“Environmental Claims” is defined in Section 9.2(b)(v).

“Environmental Laws” means all applicable federal, state or local statutes, laws, rules, ordinances, codes, regulations, judgments and orders in effect on the date hereof and relating to pollution or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws and regulations relating to Releases of hazardous or toxic material, substance or waste, or otherwise relating to the use, treatment storage, disposal, transportation or handling of hazardous or toxic material, substance or waste.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which is (or at any relevant time was a member of a “controlled group of corporations” with or under “common control” with the Company or any subsidiary of the Company, as defined in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

“Escrow Agent” is defined in Section 2.3(f).

“Escrow Agreements” is defined in Section 2.3(f).

“Escrow Amounts” is defined in Section 2.3(f).

“Estimated Closing Date Cash” is defined in Section 2.3(c).

“Estimated Closing Date Debt” is defined in Section 2.3(c).

“Estimated Closing Date Net Working Capital” is defined in Section 2.3(c).

“Estimated Closing Date Schedule” is defined in Section 2.3(c).

“Estimated Company Transaction Expenses” is defined in Section 2.3(c).

“Export Control Laws” means all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.), the Export Administration Regulations (15 C.F.R.  § 730 et seq.) and associated executive orders, and the laws implemented by the Office of Foreign Assets Controls, United States Department of Treasury.

“FDA” is defined in Section 4.17(a).

“Fundamental Representations” means the representations and warranties made by a party under Sections 3.2 (Authorization), 3.5 (Ownership of Shares), 4.2 (Authorization), 4.5 (Capitalization), 4.25 (Brokers or Finders), 5.2 (Authorization) and 5.8 (Brokers or Finders).

“GAAP” means United States generally accepted accounting principles in effect as of the date hereof as consistently applied by the Company.

“Governmental Entity” means any court, administrative agency, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state,

county, city or other political subdivision thereof, and all non-U.S. equivalents, including notified bodies designated by the member states of the European Union and the European Free Trade Association.

“Hazardous Substances” means any substance, material or waste that is regulated, classified or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” “pollutant,” contaminant,” “radioactive,” “medical waste,” “biohazard” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Health Care Laws” is defined in Section 4.17(a).

“Indebtedness” means (a) all indebtedness for borrowed money or for the deferred purchase price of property or services in respect of which the Company is liable, contingently or otherwise, (b) any other indebtedness of the Company that is evidenced by a note, bond, debenture or similar instrument or is guaranteed by the Company, (c) all obligations under capital leases in respect of which the Company is liable as obligor, guarantor or otherwise, and (d) any interest, prepayment penalties, premiums, fees and expenses related to the discharge of any of the items described in clauses (a) through (c) above (to the extent prepaid).

“Indemnified Party” means any Person claiming indemnification under any provision of Article IX.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article IX.

“Indemnity Escrow Account” is defined in Section 2.3(f).

“Indemnity Escrow Agreement” is defined in Section 2.3(f).

“Indemnity Escrow Amount” is defined in Section 2.3(f).

“Insurance Policies” is defined in Section 4.14.

“Intellectual Property” means Marks, Patents, Copyrights, Trade Secrets, Computer Software and internet domain names and the tangible embodiment of any of the foregoing whether in written, electronic or other form.

“Interim Management Financial Statements” means the unaudited balance sheet of the Company as at October 31, 2010 and unaudited statements of net income, earnings and retained earnings, and cash flows for the Company for the interim period then ended, in each case prepared by the management of the Company.

“IRS” means the Internal Revenue Service.

“Losses” means any and all losses, damages, awards, Taxes, fines, assessments and penalties incurred in defense or settlement of actions, suits, claims and proceedings, including reasonable attorneys’ fees and other reasonable expenses of litigation or similar proceedings.

“Marks” means United States and foreign trademarks, trade dress, service marks, logos, trade names and all registrations and applications to register the same.

“Neutral Accountant” means PricewaterhouseCoopers LLP or another independent certified public accounting firm of national or regional reputation mutually satisfactory to Purchaser and the Seller Representative.

“Operating Document” means with respect to any corporation, limited liability company, partnership, or other legally authorized incorporated or unincorporated entity, the bylaws, operating agreement, partnership agreement, or other applicable documents relating to the operation, governance or management of such entity.

“Organizational Document” means with respect to any corporation, limited liability company, partnership, or other legally authorized incorporated or unincorporated entity, the articles of incorporation, certificate of incorporation, articles of organization, articles of association, certificate of formation or other applicable organizational or charter documents relating to the creation of such entity.

“Owned Real Property” has the meaning set forth in Section 4.11(a).

“Patents” means issued U.S. and foreign patents and pending patent applications, provisionals, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations and extensions thereof.

“Permits” is defined in Section 4.17(b).

“Permitted Encumbrances” means:  (a) statutory liens for Taxes that are not yet due and payable or Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) statutory, common law or civil law liens to secure obligations to landlords, lessors or renters under leases or rental agreements confined to the premises rented pursuant to which the Company is not in default in any material respect; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under Applicable Laws; (d) statutory, common or civil law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens with respect to amounts not yet due and payable; and (e) any minor imperfection of title or recorded easements, covenants, conditions or other restrictions (including rights of way, zoning and setback requirements) that individually or in the aggregate with other such items could not reasonably be expected to result in a material reduction in the value of, or interfere in any material respect with the use or operation of, the assets of the Company affected by such items.

“Person” means a natural person, partnership, corporation, limited liability company, trust, unincorporated association, joint venture or any other legal entity, including any Governmental Entity.

“Personal Property Leases” is defined in Section 4.12.

“Pre-Closing Tax Periods” is defined in Section 8.1.

“Purchase Price” is defined in Section 2.3(a).

“Purchaser” is defined in the introductory paragraph hereof.

“Purchaser Indemnified Party” is defined in Section 9.2.

“RBCA” is defined in Section 6.9(k).

“Real Property” is defined in Section 4.11(a).

“Registered Intellectual Property” means all United States and foreign (a) Patents, (b) registered Marks, applications to register Marks, intent to use applications or other registrations or applications related to Marks, (c) registered Copyrights and applications for Copyright registration, and (d) internet domain names.

“Release” shall have the meaning set forth in the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.

“Required Consents” is defined in Section 6.3.

“Retained Assets” means the following assets:  (i) all Cash, (ii) those certain four life insurance policies on Mr. Julius Ramsay III issued by Berkshire Life (Policy Numbers 1001328, 1016281, 1028132 and 1036873) currently naming the Company as the beneficiary, (iii) that certain 2010 Subaru Outback Wagon, and (iv) those other assets listed on Schedule 1.

“Retention Agreement” is defined in Section 2.5(g).

“Retention Escrow Account” is defined in Section 2.3(f).

“Retention Escrow Agreement” is defined in Section 2.3(f).

“Retention Escrow Amount” is defined in Section 2.3(f).

“Review Period” is defined in Section 2.4(a).

“Safety Notices” is defined in Section 4.17(e).

“Scheduled Contracts” is defined in Section 4.13(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Indemnified Party” is defined in Section 9.3.

“Seller Representative” is defined in Section 12.1.

“Seller Representative Fund” is defined in Section 12.2.

“Sellers” is defined in the introductory paragraph hereof.

“Shareholders Agreement” means that certain Buy-Sell and Shareholders Agreement, dated as of November 15, 1995, by and among the Company and the Sellers party thereto, as amended.

“Shares” means the shares of issued and outstanding Common Stock.

“Straddle Periods” is defined in Section 8.1.

“Survival Period” is defined in Section 9.5.

“Target Net Working Capital” means Three Million Seven Hundred Seventy Seven Thousand Nine Hundred Thirty One and No/100 Dollars ($3,777,931).

“Tax Contest” is defined in Section 8.5.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement filed or required to be filed with respect to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Taxes” means any federal, state, local or foreign taxes, including all income, gross receipts, unemployment compensation, payroll, social security, workers’ compensation, estimated, transfer, excise, privilege, property, ad valorem, franchise, license, sales, use and any other tax or similar governmental charge or imposition under the Applicable Laws of the United States, or any state or municipal or political subdivision thereof or any foreign country, together with any interest and penalties, additions to tax or additional amounts imposed with respect thereto.

“Third Party Claim” is defined in Section 9.4(a).

“Third Party Claim Notice” is defined in Section 9.4(a).

“Third Party Claim Response Period” is defined in Section 9.4(a).

“Title IV Benefit Plan” means a Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, including any Benefit Plan that is a “multiemployer plan” within the meaning of Section 3(37)(A) of ERISA.

“Trade Secret” means information, including a formula, pattern, compilation, program device, method, technique, or process, that derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other Persons who can obtain economic value from its disclosure or use.

“Transaction Documents” means, collectively, this Agreement and each other agreement, certificate, instrument and document executed and delivered at Closing in connection with the Transactions.

“Transactions” means all of the transactions provided for in, or contemplated by, this Agreement.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“True-Up Payment” is defined in Section 2.4(d).

“Venosan” means Venosan North America, Inc.

“Venosan Claims” is defined in Section 9.2(b)(iv).

“Venosan IBNR Payment Amount” is defined in Section 6.13.

“Venosan IBNR Reserve Amount” means Fifteen Thousand and No/100 Dollars ($15,000), which amount is the Company’s good faith estimate of the Company’s liability for medical claims incurred but not reported by Venosan employees (and their dependents) as of the Closing.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act.

ARTICLE II

PURCHASE AND SALE OF THE SHARES

Section 2.1            Sale and Transfer of Shares.

On the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell, transfer and deliver to Purchaser all of the Shares owned by such Seller, free and clear of all Encumbrances, and Purchaser shall purchase and acquire all of such Shares.

Section 2.2            The Closing.

On the terms and subject to the conditions of this Agreement, unless this Agreement has been earlier terminated pursuant to Article X, the closing (the “Closing”) of the purchase and sale of the Shares hereunder and the other transactions contemplated by this Agreement to occur at the Closing shall take place at the offices of Moore & Van Allen PLLC, 100 North Tryon Street, Suite 4700, Charlotte, North Carolina 28202, at 11:00 a.m. (Eastern Standard Time) on the date which is the third Business Day after the satisfaction or waiver of all of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of such conditions), or at such other place, such other time or on such other date as Purchaser, the Seller Representative and the Company may mutually agree in writing (the date on which the Closing actually occurs is referred to herein as the “Closing Date”).

Section 2.3            Purchase Price and Related Matters.

(a)           Calculation of Purchase Price and Closing Consideration.  For purposes of this Agreement, the “Purchase Price” for the Shares will be equal to (i) Forty Five Million Dollars ($45,000,000) (the “Enterprise Value”), plus (ii) the Closing Date Cash, minus (iii) Closing Date Debt, minus (iv) the aggregate amount of Company Transaction Expenses, plus (v) the amount, if any, by which Closing Date Net Working Capital exceeds the Target Net Working Capital, minus (vi) the amount, if any, by which Closing Date Net Working Capital is less than the Target Net Working Capital and minus (vii) the Venosan IBNR Reserve Amount.  The Purchase Price will be payable as follows:

(i)            on the Closing Date, Purchaser shall pay:

(A)          an amount (the “Closing Consideration”) to Sellers equal to (i) the Enterprise Value plus (ii) the Estimated Closing Date Cash, minus (iii) Estimated Closing Date Debt, minus (iv) the aggregate amount of Estimated Company Transaction Expenses, plus (v) the amount, if any, by which Estimated Closing Date Net Working Capital exceeds the Target Net Working Capital, minus (vi) the amount, if any, by which Estimated Closing Date Net Working Capital is less than the Target Net Working Capital minus (vii) the Venosan IBNR Reserve Amount, and minus (vi) the Escrow Amounts.

(B)           the Escrow Amounts to the Escrow Agent pursuant to the terms and conditions of Section 2.3(f), the Retention Agreement and the Escrow Agreements.

(ii)           The Purchase Price paid at Closing to the Sellers for the Shares will be subject to further adjustment following the Closing pursuant to the terms of this Agreement, including pursuant to Section 2.3(f), Section 2.4 and Section 6.13.

(b)           Payment of Closing Consideration.  In consideration of the sale and transfer of the Shares to Purchaser as described in Section 2.1, subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall deliver to each Seller by wire transfer of immediately available funds to an account specified in writing by the Seller Representative to Purchaser, in exchange for such Seller’s Shares, the portion of the Closing Consideration to be delivered to such Seller as set forth on a consideration schedule in the form attached hereto as Schedule 2.3, which shall be delivered to the Sellers and Purchaser by the Seller Representative not less than one (1) Business Day prior to the Closing (the “Consideration Schedule”).  The Consideration Schedule shall include each of the following:

(i)            The calculation of the Closing Consideration pursuant to Section 2.3(a);

(ii)           The portion of the Closing Consideration to be paid by Purchaser to each Seller for such Seller’s Shares being sold hereunder, and the Allocation Percentage of each Seller; and

(iii)          The portion of the Closing Consideration to be paid by Purchaser to each Seller for such Seller’s Shares at the Closing and the portion of each of the Indemnity Escrow Amount and the Retention Escrow Amount relating to such Seller’s Shares.

(c)           Estimates.  Not less than two (2) days prior to the Closing Date, the Company shall provide Purchaser with a certificate (the “Estimated Closing Date Schedule”) setting forth the Company’s good faith written estimates of:  (A) Closing Date Net Working Capital, as estimated on a basis consistent with Exhibit A (“Estimated Closing Date Net Working Capital”); (B) the amount of Cash as of the Effective Time, as estimated (“Estimated Closing Date Cash”); (C) the Closing Date Debt, as estimated (“Estimated Closing Date Debt”); and (D) the aggregate amount of Company Transaction Expenses, as estimated (“Estimated Company Transaction Expenses”).  The Estimated Closing Date Schedule shall also include the Company’s good faith calculation of the Venosan IBNR Reserve Amount and of all components (and the amounts thereof) necessary to compute the Estimated Closing Date Net Working Capital.

(d)           Payoff of Certain Closing Date Debt.  The Company shall deliver to Purchaser prior to the Closing a payoff letter from each lender or creditor that is a payee in respect of any portion of the Estimated Closing Date Debt constituting Indebtedness for borrowed money or for which Purchaser has otherwise notified the Company of its intention to have repaid or discharged on the Closing Date, which payoff letter shall be in form and substance reasonably satisfactory to Purchaser and its lenders and shall state, among other things, the amount of the Closing Date Debt owed to such lender or creditor and that, if such amount is paid to such lender on the Closing Date, such lender will release any and all Encumbrances that it may have with respect to the Company and its assets.  At the Closing (and without duplication), Purchaser shall pay in full (on behalf of the Company), or shall cause the Company to pay in full (and shall provide sufficient funds to the Company to enable it to make such payment) an amount equal to such portions of the Estimated Closing Date Debt described in the preceding sentence, by wire transfer of immediately available funds, to the payees thereof in accordance with the payoff letters received with respect to such Estimated Closing Date Debt.

(e)           Company Transaction Expenses.  At the Closing (and without duplication), Purchaser shall (on behalf of the Company), or shall cause the Company to (and shall provide sufficient funds to the Company to enable it to), pay all of the Estimated Company Transaction Expenses to the applicable payees thereof; provided, however, that with respect to any such payments to be made to employees of the Company, Purchaser shall provide sufficient funds to the Company to enable it (i) to make such payments, which Purchaser shall cause the Company to make on or promptly following the Closing Date subject to, and net of, the amount of any applicable employment, payroll and income Tax withholdings and (ii) to pay the employer’s portion of any applicable employment and payroll Tax withholdings to the applicable Governmental Entities.

(f)            Escrows.

(i)            At the Closing, Purchaser shall deliver or cause to be delivered to Wells Fargo Bank, National Association (the “Escrow Agent”) the sum of Three Million Six Hundred Thousand Dollars ($3,600,000) (the “Indemnity Escrow Amount”), for deposit into an escrow account (the “Indemnity Escrow Account”) in accordance with the terms of an escrow agreement in form and substance satisfactory to Purchaser, the Company and Sellers (the “Indemnity Escrow Agreement”).  The Indemnity Escrow Amount is a portion of the aggregate Purchase Price otherwise payable to Sellers.  The Indemnity Escrow Amount so deposited shall be applied by the Escrow Agent in accordance with the terms and conditions of this Agreement and the Indemnity Escrow Agreement.  The Indemnity Escrow Amount shall, subject to the terms of the Indemnity Escrow Agreement, be paid (less any resolved or unresolved indemnification claims made or pending up to such time) to the Sellers on the one (1) year anniversary of the Closing Date.  Sellers shall be entitled to all earnings (net of any Purchaser Tax Distributions as defined in the Indemnity Escrow Agreement) on the Indemnity Escrow Account.  Any of the Indemnity Escrow Amount not paid to Sellers but released to Purchaser shall be deemed to be a reduction in the Purchase Price.

(ii)           At the Closing, Purchaser shall deliver or cause to be delivered to the Escrow Agent the sum of One Million Dollars ($1,000,000) (the “Retention Escrow Amount,” and together with the Indemnity Escrow Amount, the “Escrow Amounts”), for deposit into an escrow account (the “Retention Escrow Account”) in accordance with the terms of an escrow agreement in form and substance satisfactory to Purchaser, the Company and Sellers (the “Retention Escrow Agreement,” and together with the Indemnity Escrow Agreement, the “Escrow Agreements”).  The Retention Escrow Amount is a portion of the aggregate Purchase Price otherwise payable to Sellers.  The Retention Escrow Amount so deposited shall be applied by the Escrow Agent in accordance with the terms and conditions of this Agreement and the Retention Escrow Agreement.  The Retention Escrow Amount shall, subject to the terms of the Retention Escrow Agreement, be paid in accordance with the terms of the Retention Agreement.  Sellers shall be entitled to all earnings (net of any Purchaser Tax Distributions as defined in the Retention Escrow Agreement) on the Retention Escrow Account.  Any of the Retention Escrow Amount not paid to Sellers but released to Purchaser shall be deemed to be a reduction in the Purchase Price.

(iii)          The fees and expenses of the Escrow Agent shall be borne solely by the Sellers (with the portion of the fees due as of the Closing to be treated as Company Transaction Expense, and after Closing, to be paid first from any earnings on the Indemnity Escrow Account and then from the Seller Representative Fund).

(g)           Seller Representative Fund.  At the Closing, Purchaser shall transfer the Seller Representative Fund in immediately available funds to the Seller Representative.

(h)           Withholding Rights.  Each of the Purchaser, the Escrow Agent and any paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller or any other Person receiving consideration hereunder such amounts as are required to be deducted and withheld under the Code, or any Tax law, with respect to the making of such payment.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.  For the avoidance of doubt, to the extent any amounts are required to be so withheld from any distributions from the Escrow Amounts, such amounts required to be withheld shall be retained by Purchaser (or distributed to an entity designated by Purchaser) to enable Purchaser (or any such designated entity) to comply with its withholding obligations (including without limitation, any obligations of the Company).

Section 2.4            Post-Closing Adjustment.

(a)           Delivery of Closing Date Schedule.  Within sixty (60) days following the Closing Date, Purchaser, at its expense, shall prepare and deliver to the Seller Representative a statement (the “Closing Date Statement”) setting forth Purchaser’s good faith calculations of (i) the Closing Date Net Working Capital (the “Actual Closing Date Net Working Capital”), (ii) the amount of Cash as of the Effective Time (the “Actual Closing Date Cash”), (iii) the Closing Date Debt (“Actual Closing Date Debt”), and (iv) the aggregate amount of Company Transaction Expenses (“Actual Company Transaction Expenses”).  The Closing Date Statement shall also include Purchaser’s good faith calculation of all components (and the amounts thereof) necessary to compute the Actual Closing Date Net Working Capital.  For the avoidance of doubt, the parties hereto agree that Closing Date Net Working Capital, Cash, Closing Date Debt and Company Transaction Expenses shall each be calculated in accordance with their respective definitions.  The Seller Representative shall have the right to review the Closing Date Statement for a period of thirty (30) days following the delivery of the Closing Date Statement by Purchaser (the “Review Period”).  During the Review Period, Purchaser shall make the work papers, back-up materials and books and records used in preparing the Closing Date Statement available to the Seller Representative and its accountants at reasonable times and upon reasonable notice following the delivery of the Closing Date Schedule by Purchaser to the Seller Representative hereunder.

(b)           Objections.  The Seller Representative shall have the right to object to any amount or computation appearing in the Closing Date Statement by notifying Purchaser in writing of such objections prior to the expiration of the Review Period, which objection notice shall set forth in reasonable detail the nature of such objection and the basis for such objection.  If the Seller Representative does not make any such objection prior to the expiration of the Review Period, Purchaser’s determinations on the Closing Date Statement shall be determinative for purposes of this Section 2.4 and shall be final and binding on all of the parties to this Agreement.

(c)           Resolution of Disputes.  If the Seller Representative timely objects to any item or computation appearing in the Closing Date Statement prior to the expiration of the Review Period, the Seller Representative and Purchaser shall, during the thirty (30) day period following the delivery of the Seller Representative’s objection, attempt in good faith jointly to resolve the matters on the Closing Date Statement to which the Seller Representative objected prior to the expiration of the Review Period (including any matters with respect thereto that Purchaser is disputing as a result of any objections raised by the Seller Representative).  The Seller Representative shall make the work papers, back-up materials and books and records used by it in preparing any such objection available to Purchaser and its accountants at reasonable times and upon reasonable notice following the delivery of any such objection by the Seller Representative to Purchaser hereunder.  In the event the Seller Representative and Purchaser cannot resolve all of such disputed matters by the end of such thirty (30) day period, Purchaser and the Seller Representative shall promptly thereafter jointly engage the Neutral Accountant to resolve any disputed items not resolved by the Seller Representative and Purchaser with respect to the Closing Date Schedule.  Each of Purchaser and the Seller Representative shall present its position on the disputed items to the Neutral Accountant in writing, and the parties shall require the Neutral Accountant, within thirty (30) days thereafter, acting as an expert and not an arbitrator, to resolve only such unresolved disputes between the Seller Representative and Purchaser with respect to the Closing Date Statement, and the resolution by the Neutral Accountant of such matters shall be within the range of the amounts claimed by the Seller Representative and Purchaser in their written submissions to the Neutral Accountant.  In resolving each such dispute, the Neutral Accountant shall apply the provisions of this Agreement concerning determination of the amounts set forth in the Closing Date Statement and the decision of the Neutral Accountant shall be solely based on (x) whether such item objected to was prepared in accordance with the applicable guidelines set forth in this Agreement concerning determination of the amounts set forth in the Closing Date Statement (e.g., that Closing Date Net Working Capital, Cash, Closing Date Debt and Company Transaction Expenses were calculated in accordance with the their respective definitions) or (y) whether the item objected to contains a mathematical or clerical error.  Any such final determination of the Neutral Accountant shall be in writing, and such determination shall be deemed to be binding and final on the parties.  All fees and expenses of the Neutral Accountant in connection with any dispute under this Section 2.4(c) shall be allocated fifty percent (50%) to Purchaser and fifty percent (50%) to the Seller Representative (payable from the Seller Representative Fund if any balance thereof remains at such time).  In connection with the resolution of any such dispute hereunder with regard to the Closing Date Statement, each party (the Sellers and the Seller Representative, on one hand, and Purchaser, on the other) shall pay its own fees and expenses, including legal, accounting and consultant fees and expenses.

(d)           Final Adjustments.  The Actual Closing Date Net Working Capital, Actual Closing Date Cash, Actual Closing Date Debt and Actual Closing Date Transaction Expenses as finally determined pursuant to Section 2.4(b) and/or (c) shall be determinative for purposes of this Section 2.4 and shall be final and binding on all of the parties to this Agreement.  Within five Business Days after the Closing Date Statement (and the calculations of the Actual Closing Date Net Working Capital, Actual Closing Date Cash, Actual Closing Date Debt and Actual Closing Date Transaction Expenses set forth thereon) are deemed final and binding as provided in this Section 2.4 (after giving effect to any modifications thereto as mutually agreed by the Representative and Purchaser (if any) and any modifications thereto resulting from any decision of the Neutral Accountant with respect thereto pursuant to clause (c) above):

(i)            If the Estimated Closing Date Net Working Capital is greater than the Actual Closing Date Net Working Capital, then the Sellers shall pay to Purchaser an amount equal to the difference between the Estimated Closing Date Net Working Capital and the Actual Closing Date Net Working Capital.  If the Actual Closing Date Net Working Capital is greater than the Estimated Closing Date Net Working Capital, then Purchaser shall pay to the Seller Representative (on behalf of the Sellers) an aggregate amount equal to the difference between the

Actual Closing Date Net Working Capital and Estimated Closing Date Net Working Capital.

(ii)           If the Estimated Closing Date Cash is greater than the Actual Closing Date Cash, then the Sellers shall pay to Purchaser an amount equal to the difference between the Estimated Closing Date Cash and the Actual Closing Date Cash.  If the Actual Closing Date Cash is greater than the Estimated Closing Date Cash, then Purchaser shall pay to the Seller Representative (on behalf of the Sellers) an aggregate amount equal to the difference between the Actual Closing Date Cash and the Estimated Closing Date Cash.

(iii)          If the Estimated Closing Date Debt is greater than the Actual Closing Date Debt, then Purchaser shall pay to the Seller Representative (on behalf of the Sellers) an aggregate amount equal to the difference between the Estimated Closing Date Debt and the Actual Closing Date Debt.  If the Actual Closing Date Debt is greater than the Estimated Closing Date Debt, then the Sellers shall pay to Purchaser an amount equal to the difference between the Actual Closing Date Debt and the Estimated Closing Date Debt.

(iv)          If the Estimated Company Transaction Expenses are greater than the Actual Company Transaction Expenses, then Purchaser shall pay to the Seller Representative (on behalf of the Sellers) an aggregate amount equal to the difference between the Estimated Company Transaction Expenses and the Actual Company Transaction Expenses.  If the Actual Company Transaction Expenses are greater than the Estimated Company Transaction Expenses, then the Sellers shall pay to Purchaser an amount equal to the difference between the Actual Company Transaction Expenses and the Estimated Company Transaction Expenses.

Without duplication, all payments required pursuant to Sections 2.4(d)(i) through (iv) above shall be aggregated, and the net payment (if any) owed by Purchaser to the Seller Representative (on behalf of the Sellers), on the one hand, or the Sellers to Purchaser, on the other hand, is referred to herein as the (“True-Up Payment”).  The True-Up Payment shall include interest annually from the Closing Date through the date of payment at the prime interest rate as reported by The Wall Street Journal as of the Closing Date and shall be paid by wire transfer of immediately available funds to a bank account designated by the recipient party.  Notwithstanding anything else herein to the contrary, each of the Sellers and the Seller Representative acknowledge and agree that if the True-Up Payment is owed by Purchaser to the Seller Representative, upon Purchaser’s delivery of the True-Up Payment to the Seller Representative in accordance with the provisions hereof, all obligations of Purchaser to the Seller Representative and the Sellers with respect to the payment of the True-Up Payment shall be deemed to be fully satisfied and discharged.  Notwithstanding anything else herein to the contrary, Purchaser acknowledges and agrees that if the True-Up Payment is owed by the Sellers, upon the Sellers’ or Seller Representative’s delivery of the True-Up Payment to Purchaser in accordance with the provisions hereof, all obligations of the Sellers with respect to the payment of the True-Up Payment shall be deemed to be fully satisfied and discharged, provided that the Sellers’ shall not be entitled to use any Escrow Amounts to satisfy any such obligations.

Section 2.5            Closing Deliveries of the Company and the Sellers.

At the Closing, the Company or the Sellers, as applicable, shall deliver to Purchaser the following:

(a)           Stock Certificates and Stock Powers.  Each Seller shall deliver the stock certificate(s) representing the Shares owned by such Seller, duly endorsed or accompanied by a duly executed stock power and any applicable consent of spouse.

(b)           Stock Records.  The Company shall deliver the minute books and stock transfer ledgers of the Company.

(c)           Bringdown Certificate.  The Company and each Seller shall deliver a certificate of the Company or such Seller, as applicable, in the form attached hereto as Exhibit B, duly executed by an authorized officer of the Company or such Seller, as applicable, as of the Closing Date.

(d)           Secretary’s Certificate.  The Company and each Seller that is a corporation, limited partnership or limited liability company shall deliver a certificate of the Secretary or an Assistant Secretary of the Company or such Seller, as applicable, in the form attached hereto as Exhibit C, duly executed as of the Closing Date.

(e)           Tax Certificates.  Sellers or the Company shall deliver a certification by the Company that meets the requirements of Treasury Regulations Section 1.897-2(h)(1)(i), dated within 30 days prior to the Closing Date and in form and substance reasonably acceptable to Purchaser along with written authorization for Purchaser to deliver such notice form to the IRS on behalf of the Company upon Closing.

(f)            Resignations.  The Company shall deliver resignations of each of the Company’s directors from their positions as directors of the Company, in each case effective as of the Closing.

(g)           Retention Agreement.  Each of the Sellers shall deliver the Retention Agreement, in the form attached hereto as Exhibit D, to Purchaser, duly executed by each Seller and the Seller Representative.

(h)           Noncompetition Agreements.  Each of Julius McNutt Ramsay, Jr., Julius McNutt Ramsay, III and Burke H. Ramsay shall deliver a Noncompetition Agreement, in the form attached hereto as Exhibit E, to Purchaser and Salzmann AG St. Gallen shall deliver a Noncompetition Agreement, in the form attached hereto as Exhibit F, to Purchaser, in each case duly executed by such persons.

(i)            Good Standing Certificates.  The Company shall deliver to Purchaser certificates of existence or of good standing, as applicable, dated within ten (10) days prior to the Closing Date, from the Secretary of State of North Carolina and each other state listed on Schedule 4.1.

(j)            Opinion of Counsel.  The Company shall deliver to Purchaser an opinion of outside counsel, in form attached hereto as Exhibit G, dated as of the Closing Date, addressed to Purchaser.

(k)           Escrow Agreements.  The Company and each of the Sellers shall deliver the Escrow Agreements, duly executed by the Company, each Seller and the Seller Representative.

Section 2.6            Closing Deliveries of Purchaser.

At the Closing, Purchaser shall deliver to the Sellers or the other applicable Persons:

(a)           Closing Consideration.  The Closing Consideration and the other amounts required to be paid by Purchaser at the Closing pursuant to Article II, to the Sellers and the other applicable Persons identified therein.

(b)           Bringdown Certificate.  A certificate in the form attached hereto as Exhibit H, duly executed by an authorized officer of Purchaser as of the Closing Date.

(c)           Secretary’s Certificate.  A certificate of the Secretary or an Assistant Secretary of Purchaser in the form attached hereto as Exhibit I, duly executed as of the Closing Date.

(d)           Retention Agreement.  Purchaser shall deliver to the Sellers the Retention Agreement, duly executed by Purchaser.

(e)           Noncompetition Agreements.  Purchaser shall deliver to Julius McNutt Ramsay, Jr., Julius McNutt Ramsay, III and Burke H. Ramsay a Noncompetition Agreement, duly executed by Purchaser.

(f)            Escrow Agreements.  Purchaser shall deliver to the Sellers the Escrow Agreements, duly executed by Purchaser.

ARTICLE III

INDIVIDUAL SELLER REPRESENTATIONS AND WARRANTIES

Except as set forth in the Schedules to this Article III, each Seller, on a several and not joint basis, hereby represents and warrants to Purchaser that the statements in this Article III are correct and complete as of the date of this Agreement and, at the Closing, as of the Closing Date:

Section 3.1            Organization.

If such Seller is an entity, such Seller is a corporation or other business entity duly organized, validly existing and in good standing under the Applicable Laws of its state of incorporation or formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be validly existing and in good standing or to have such power and authority would not have, individually or in the aggregate, a material adverse effect on such Seller’s ability to consummate the Transactions.

Section 3.2            Authorization.

If such Seller is an entity, (a) such Seller has the requisite power and authority to execute, deliver and perform this Agreement and each of the other Transaction Documents to which it is a party and to consummate the Transactions, and (b) the execution, delivery and performance by such Seller of this Agreement and each of the other Transaction Documents to which it is a party and the consummation of the Transactions by such Seller have been duly authorized by all requisite action on the part of such Seller.  If such Seller is an individual, such Seller has full power, authority and legal capacity to execute, deliver and perform this Agreement and each of the other Transaction Documents to which such Seller is a party and to consummate the Transactions.

Section 3.3            Execution; Validity of Agreement.

This Agreement has been duly and validly executed and delivered by such Seller and, when executed and delivered by such Seller, each other Transaction Document to which such Seller is a party will be duly and validly executed and delivered by such Seller.  This Agreement constitutes, and, when executed and delivered by such Seller, each other Transaction Document to which such Seller is a party will constitute (in each case assuming due and valid authorization, execution and delivery by the other parties thereto), a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Applicable Laws of general application affecting enforcement of creditors’ rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief would be subject to equitable defenses and may be subject to the discretion of the court before which any such proceeding may be brought.

Section 3.4            Consents and Approvals; No Violations.

Except as set forth in Schedule 3.4, none of the execution, delivery or performance of this Agreement or any other Transaction Document by such Seller, the consummation by such Seller of the Transactions or compliance by such Seller with any of the provisions hereof or of any other Transaction Document to which such Seller is a party will (a) violate, conflict with or result in any breach of any provision of the Operating Documents or Organizational Documents (if applicable) of such Seller, (b) require any filing with or notice to, or the obtaining of any material permit, authorization, consent or approval of, any Governmental Entity or other Person by such Seller, (c) result in a material violation or material breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument to which such Seller is a party or by which such Seller is bound, or (d) conflict with or violate in any material respect any Applicable Laws applicable to such Seller.

Section 3.5            Ownership of the Shares.

Such Seller is the record and beneficial owner of all right, title and interest in and to all of Shares listed opposite such Seller’s name as set forth in Schedule 3.5.  Except for restrictions (a) contained in the Company’s Operating Documents or Organizational Documents, or (b) set forth on Schedule 3.5, such Seller owns all of such Shares free and clear of all Encumbrances.  Such Seller has the right, authority and power to sell, assign, convey, deliver and transfer its Shares to the Purchaser.  At the Closing, such Seller shall transfer, and the Purchaser shall acquire, good and valid title to the Shares free and clear of all Encumbrances.  There are no voting trust, member agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any such Shares.

Section 3.6            Litigation.

There is no action, suit, inquiry, proceeding or investigation by or before any Governmental Entity or any Person pending or, to such Seller’s knowledge, threatened against such Seller that questions or challenges the validity of this Agreement or any of the other Transaction Documents or any action taken or to be taken by such Seller in connection with this Agreement or any of the other Transaction Documents.

Section 3.7            No Other Representations.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE III AND IN ANY OTHER TRANSACTION DOCUMENT, NONE OF THE SELLERS OR ANY OTHER PERSON ACTING ON BEHALF OF THE SELLERS MAKES ANY REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED; PROVIDED THAT THIS SECTION 3.7 SHALL IN NO WAY LIMIT THE SELLERS’ INDEMNIFICATION OBLIGATIONS UNDER SECTION 9.2 HEREOF.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Article IV, the Company hereby represents and warrants to Purchaser that the statements in this Article IV are correct and complete as of the date of this Agreement, and, at the Closing, as of the Closing Date:

Section 4.1            Organization and Qualification of the Company.

The Company (a) is duly organized, validly existing and in good standing under the laws of its state of incorporation, (b) has full power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and assets, and (c) is duly qualified or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which such qualification is required, except for those jurisdictions in which the failure to be so qualified would not, individually or in the aggregate, be material to the Company.  Copies of the certificate of incorporation and bylaws of the Company, each as amended as of the date of this Agreement, have been furnished to the Company and are correct and complete as of the date hereof, and the Company is not in violation of any term of its certificate of incorporation or its bylaws.  Schedule 4.1 sets forth all jurisdictions in which the Company is qualified to business as a foreign corporation.

Section 4.2            Authorization.

The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the Transactions.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation of the Transactions by the Company have been duly and validly authorized by all requisite corporate action, and no other corporate proceedings are necessary on the part of the Company.

Section 4.3            Execution; Validity of Agreement.

This Agreement has been duly executed and delivered by the Company.  This Agreement constitutes, and, when executed and delivered by the Company, each other Transaction Document to which the Company is a party will constitute (in each case assuming due and valid authorization, execution and delivery by the other parties thereto), a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Applicable Laws of general application affecting enforcement of creditors’ rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any such proceeding may be brought.

Section 4.4            Consents and Approvals; No Violations.

Except as set forth in Schedule 4.4, none of the execution, delivery or performance of this Agreement or any other Transaction Document by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions hereof or of any other Transaction Document to which the Company is a party will (a) violate, conflict with or result in any breach of any provision of the Organizational Documents or Operating Documents of the Company, (b) require any filing with or notice to, or the obtaining of any material permit, authorization, consent or approval of, any Governmental Entity or other Person by the Company, (c) result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require the consent of any Person pursuant to, any of the terms, conditions or provisions of any material Contract to which the Company is a party, or (d) violate in any material respect any Applicable Law applicable to the Company.

Section 4.5            Capitalization.

(a)           Capitalization.  Schedule 4.5(a) sets forth (i) the total number of authorized shares of each class of capital stock or other equity interests of the Company, (ii) the number of shares of each class of capital stock or other equity interests of the Company issued and outstanding, and (iii) the record owner of all the issued and outstanding shares of capital stock or other equity interests of the Company.  All of the outstanding shares of capital stock or other equity interests of the Company have been duly authorized, validly issued, fully paid and non-assessable, free and clear of any preemptive or similar rights.

(b)           Other Securities.  Except as set forth in Schedule 4.5(b), (i) there are no outstanding securities or obligations convertible into or exchangeable for capital stock or other equity interests of the Company, (ii) there are no outstanding or authorized options, warrants, call rights or other similar rights obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any shares of its capital stock or other equity interests, (iii) there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company, and (iv) there are no Contracts to which the Company is a party relating to the voting, issuance, purchase, redemption, registration, repurchase or transfer of any of the capital stock or other equity interests of the Company.

Section 4.6            Subsidiaries.

The Company does not own, directly or indirectly, or hold the right to acquire, any shares of capital stock or other equity interests in any corporation, association, trust, limited liability company, partnership, joint venture or other entity.  The Company is not a participant in any joint venture, legal partnership, limited liability company entity or similar arrangement.

Section 4.7            Financial Statements.

(a)           Schedule 4.7 contains true and complete copies of the Audited Financial Statements and the Interim Management Financial Statements.  The Audited Financial Statements have been prepared from, are in accordance with and accurately reflect the books and records of the Company, have been prepared in accordance with GAAP (except as may be stated in the notes thereto) and present fairly, in all material respects, the financial position of the Company as of the date thereof and its results of operations and cash flows for the period covered thereby.  The Interim Management Financial Statements are subject to normal recurring year-end audit adjustments and (except as otherwise noted therein) have been prepared on a consistent basis with the Audited Financial Statements, except they do not contain the disclosures to be found in notes to audited financial statements prepared in accordance with GAAP.  The Interim Management Financial Statements present fairly, in all material respects, the financial position of the Company as of the date of such statements and its results of operations and cash flows for the period covered thereby.

(b)           The Company maintains internal accounting controls sufficient (i) to provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (ii) to permit the Company’s independent auditors to issue an unqualified opinion with respect to the Audited Financial Statements.

Section 4.8            No Undisclosed Liabilities.

Except as set forth on Schedule 4.8, the Company has no liabilities or obligations of any kind, whether accrued, absolute, contingent or otherwise, that would be required to be reflected on a balance sheet of the Company prepared in accordance with GAAP, except for (a) liabilities and obligations set forth on, or reserved against in, the Interim Management Financial Statements, (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice subsequent to the date of the Interim Management Financial Statements, and (c) liabilities and obligations that have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.9            Absence of Certain Changes.

Except as set forth in Schedule 4.9 and except as expressly contemplated by this Agreement, since the date of the Interim Financial Statements, the Company (a) has conducted operations in the ordinary course of business consistent with past practice in all material respects, (b) has not taken any action, or series of actions that, if taken during the period from the date of this Agreement through the Closing Date, would, unless consented by Purchaser, constitute a breach of Section 6.1, and (c) the Company has not suffered any damage, destruction or loss to any of its tangible assets, whether or not covered by insurance, that is reasonably expected to be material to the Company.

Section 4.10         Title to and Conditions of Assets.

Except for property sold since the date of the Interim Management Financial Statements in the ordinary course of business consistent with past practices, the Company owns good title to, or hold a valid leasehold interest in, all the personal properties and assets used in the conduct of the business, free and clear of all Encumbrances, except for (i) Permitted Encumbrances, (ii) Encumbrances disclosed in the Interim Management Financial Statements and (iii) Encumbrances set forth on Schedule 4.10.  The material items of tangible personal property owned or leased by the Company, taken as a whole, are in good working order and good condition for their age and intended use, have been reasonably maintained, ordinary wear and tear excepted.  The property and assets owned or leased by the Company, or which the Company otherwise has the right to use, are sufficient for the conduct of the business as currently conducted, except for Retained Assets which are immaterial to the conduct of the business.

Section 4.11         Real Property.

(a)           Owned Real Property.

(i)            The Company has good and marketable fee simple title to the real properties set forth on Schedule 4.11(a)(i) (the “Owned Real Property” or the “Real Property”) and the improvements located thereon, free and clear of Encumbrances, except for Permitted Encumbrances.

(ii)           There are no leases, subleases, options or other agreements, written or oral, granting to any party or parties the right of use or occupancy or the right to otherwise obtain title of any parcel of Owned Real Property or any portion thereto (except for which public notice has been provided or has been disclosed in a survey) and there are no parties (other than the Company) which are in possession of or which are using any such parcel of Owned Real Property.

(iii)          All of the buildings, fixtures and other improvements constituting a part of the Owned Real Property, taken as a whole, are in good operating condition and repair for the purposes for which they are now being used (ordinary wear and tear excepted), have been reasonably maintained, and the operation thereof as conducted during the twelve (12) month period prior to the Closing Date, and as presently conducted, are not in violation in any material respect of any applicable building code, zoning ordinance or other Applicable Law.

(iv)          The Owned Real Property comprises all of the real property currently used by the Company in connection with the conduct of the business of the Company.

(b)           Real Property Leases.  The Company is not a party to any leases or subleases of any real property.

(c)           Utilities; Proceedings.  The Real Property is supplied with utilities suitable for the present operation of the businesses presently conducted thereon.  There does not exist any pending or, to the Company’s Knowledge, threatened condemnation, eminent domain or expropriation proceeding with respect to any of the Real Property.

Section 4.12         Personal Property Leases.

Schedule 4.12 contains a true and complete list of each lease pursuant to which the Company leases any personal property, including any finance or operating lease, but excluding leases relating solely to personal property calling for rental or similar periodic payments of less than $25,000 per year (the “Personal Property Leases”).  Each of the Personal Property Leases is (a) a legal, valid and binding obligation of the Company, and (b) is enforceable against the Company and, to the Company’s Knowledge, the other party or parties thereto in accordance with its terms, in each case except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Applicable Laws of general application affecting enforcement of creditors’ rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any such proceeding may be brought.  Neither the Company, nor, to the Company’s Knowledge, any other party to a Personal Property Lease, is in material noncompliance, breach of or default under any Personal Property Lease.  The Company has not received any written notice of termination, cancellation or non-renewal with respect to any Personal Property Lease.

Section 4.13         Contracts and Commitments.

(a)           Scheduled Contracts.  Schedule 4.13(a) sets forth, as of the date hereof (except with respect to purchase orders, which list is as of December 31, 2010), a true and complete list of each Contract (excluding the Personal Property Leases) to which the Company is a party that:

(i)            provides for aggregate payments or receipt after the date hereof by the Company or to the Company of more than $25,000 annually;

(ii)           involves an instrument evidencing or securing any Indebtedness or an agreement with any bank, finance company or similar organization relating to Indebtedness of the Company, including any Contracts for future loans, credit or financing and any guaranty of any obligation for borrowed money or other guaranty of any obligation of any third Person;

(iii)          restricts the Company in any material respect from freely engaging in any business or activity anywhere in the world or with any Person, including restrictions on the Company’s ability to compete or limits the Company’s rights to develop, market or sell its products or services;

(iv)          is a distributor, consultant, representative or broker Contract that is not terminable by the Company at will or by giving notice of ninety (90) days or less;

(v)           is with an officer, individual employee or independent contractor on a full-time, part-time, consulting or other basis, including Contracts with respect to employment, severance, separation, change in control, retention or similar Contracts for the provision of services to the Company on a full or part time basis;

(vi)          is a joint venture, limited liability company, partnership, manufacturer, development or supply agreement or other agreement that involves a sharing of revenues, profits, losses, costs or liabilities by the Company with any other Person;

(vii)         relates to the disposition or acquisition by the Company of a material amount of assets not in the ordinary course of business consistent with past practice;

(viii)        is a collective bargaining agreement, labor Contract or other Contract with any labor union or any employee organization;

(ix)           is a power of attorney (other than a power of attorney given in the ordinary course of business consistent with past practices with respect to routine Tax matters);

(x)            relates to settlement, conciliation, or similar Contract with any Governmental Entity or arbitration authority or pursuant to which the Company is required, after the date of this Agreement, to pay consideration in excess of $25,000;

(xi)           contains any currently effective provision pursuant to which the Company is obligated to indemnify or make any indemnification payments to any Person (other than Contracts otherwise listed on Schedule 4.13(a) in response to the other subsections of this Section 4.13(a));

(xii)          provides any customer with pricing, discounts or benefits that change based on the pricing, discounts or benefits offered to other customers of the Company, including any Contract which contains a “most favored nation” provision;

(xiii)         involving sales commissions;

(xiv)        involves the in-licensing of any Intellectual Property (other than any commercially available off-the-shelf software purchased or licensed for less than $10,000);

(xv)         involves the out-licensing of any Company Intellectual Property or the provision of any covenant not to sue or assert or waiver with respect to any Company Intellectual Property;

(xvi)        is material to the Company, whether or not entered into in the ordinary course of business; or

(xvii)       is a binding oral agreement that if in writing would otherwise require disclosure as being responsive to items (i) through (xvi) above.

(such items referred to in subsections (i) through (xvii) above, collectively, the “Scheduled Contracts”).  Except as set forth in Schedule 4.13(a), no notice to nor any approval, authorization, consent or waiver is required from any counterparty to a Scheduled Contract in connection with the consummation of the Transactions.

(b)           Validity.  The Company has delivered to Purchaser accurate and complete copies of the Scheduled Contracts, including all amendments thereto.  Schedule 4.13(b) provides an accurate description of the terms of any Contract that is not in written form.  Each of the Scheduled Contracts is (i) a legal, valid and binding obligation of the Company, and to the Knowledge of the Company, the other parties thereto and (ii) is enforceable against the Company and, to the Company’s Knowledge, the other party or parties thereto in accordance with its terms, in each case except (A) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Applicable Laws of general application affecting enforcement of creditors’ rights generally and (B) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any such proceeding may be brought.

(c)           Defaults.  Except as set forth on Schedule 4.13(c), neither the Company, nor to the Company’s Knowledge, any other party to a Scheduled Contract, is in breach of or default under any Scheduled Contract.  The Company has not received any written notice of termination, cancellation or non-renewal with respect to any Scheduled Contract.

Section 4.14         Insurance.

Schedule 4.14 contains a true and complete list of each insurance policy maintained by the Company with respect to its properties, assets or operations, excluding those insurance policies listed on Schedule 4.18(a) that insure benefits provided under a Benefit Plan (the “Insurance Policies”).  All of the Insurance Policies are in full force and effect, all premiums due thereon prior to the date hereof have been paid, the Company is not in default with respect to its other obligations under any Insurance Policy, has not failed to give any notice or present any material claim under any Insurance Policy in due and timely fashion, and, to the Company’s Knowledge, there is no threatened termination or cancellation of any Insurance Policy.  There are currently no claims pending by the Company under any Insurance Policy, nor are there any material claims or matters pending against the Company in connection with which the Company intends to make a claim under any Insurance Policy.

Section 4.15         Litigation.

Except as set forth in Schedule 4.15, there is no action, suit, inquiry, proceeding or investigation at law or in equity, or by or before any Governmental Entity, pending or, to the Company’s Actual Knowledge, threatened against the Company (a) affecting the properties or assets of the Company, or, as to matters related to the Company, against its officers, directors, shareholders or key employees in their respective capacities in such positions, nor, to the Company’s Knowledge, has there occurred any event, nor does there exist any condition, on the basis of which any such claim is reasonably likely to be asserted and which would be material to the Company or (b) questioning or challenging the validity of this Agreement or any of the other Transaction Documents, or any action taken or to be taken by the Company in connection with this Agreement or any of the Transaction Documents.  Schedule 4.15 includes a description of all litigation, claims, proceedings by or before a Governmental Entity, or, to the Company’s Actual Knowledge, investigations by a Governmental Entity involving the Company or any of its officers, directors, shareholders or key employees in connection with the business of the Company occurring, arising or existing during the past three (3) years.  Except as set forth on the Schedule 4.15, the Company is not subject to any outstanding judgment, order or decree of any Governmental Entity.

Section 4.16         Environmental Matters.

(a)           Compliance.  Except as set forth in Schedule 4.16(a), (i) the Company is, and at all times has been, in material compliance with all, and, to the Company’s Knowledge, is not subject to any material liability under, applicable Environmental Laws, and (ii) the Company has not received any written notice, demand, letter, claim or request for information from any Governmental Entity or third party alleging that the Company may be in violation of, or otherwise may have liability or obligation (corrective, remedial or otherwise) under, any Environmental Law.

(b)           Hazardous Substances.  Except as set forth in Schedule 4.16(b), neither the Company nor any of its Affiliates, or, to the Company’s Knowledge, any of the Company’s predecessors, (A) has engaged in the treatment, storage or disposal of any Hazardous Substances at any real property or other facility currently or formerly owned or leased by the Company other than in the ordinary course of business in compliance in all material respects with all Environmental Laws, (B) has had a Release or threatened Release of any Hazardous Substances at, on or under any such property or facility which Release or threatened Release would require reporting, investigative, removal response or cleanup actions pursuant to applicable Environmental Law, (C) arranged for the disposal of any Hazardous Substance at any real property or other facility of any third party for which the Company is reasonably likely to have liability under any Environmental Law, (D) owns or operates any real property or facility (1) at which are (or to the Company’s Knowledge, were during the period prior to the Company’s ownership or operation)

located any underground storage tanks that contain (or to the Company’s Knowledge, contained during the period prior to the Company’s ownership or operation) any Hazardous Substance at any such property or facility, or (2) that contains (or to the Company’s Knowledge, contained during the period prior to the Company’s ownership or operation) any friable asbestos-containing materials, radon in excess of action levels under Environmental Laws, or urea formaldehyde foam insulation, or (3) at which are (or to the Company’s Knowledge, were during the period prior to the Company’s ownership or operation) previously located any equipment containing polychlorinated biphenyls, or treatment or disposal area for Hazardous Substances, or(E) has previously owned or operated any real property or facility (1) at which was during the period of the Company’s ownership or operation (or to the Company’s Knowledge, during the period prior to the Company’s ownership or operation) located any underground storage tanks that contained (during the period of the Company’s ownership or operation, or to the Company’s Knowledge, during the period prior to the Company’s ownership or operation) any Hazardous Substance at any such property or facility, or (2) that contained during the period of the Company’s ownership or operation (or to the Company’s Knowledge, during the period prior to the Company’s ownership or operation) any friable asbestos-containing materials, radon in excess of action levels under Environmental Laws, or urea formaldehyde foam insulation, or (3) at which were during the period of the Company’s ownership or operation (or to the Company’s Knowledge, during the period prior to the Company’s ownership or operation) located any equipment containing polychlorinated biphenyls, or treatment or disposal area for Hazardous Substances.

(c)           Approvals.  Schedule 4.16(c) contains a true and complete list of all permits, licenses and approvals issued by any Governmental Entity under applicable Environmental Laws with respect to the use of the Company’s properties or the operation of its businesses (“Environmental Permits”).  The Environmental Permits are valid and in full force and effect and constitute all permits required under Environmental Laws to use of the Company’s properties or the operation of its businesses.

(d)           National Priorities List.  Except as set forth on Schedule 4.16(d), none of the real property owned or leased by the Company is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA or any similar state or foreign list of sites requiring investigation or cleanup.

(e)           Orders.  The Company has not entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, in each case that is still in effect, and, to the Knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto.  The Company is not an express indemnitor, nor has it otherwise assumed by contract or operation of law, any threatened, asserted or pending claim, or any other liability under any Environmental Law or otherwise relating to any Hazardous Substances.

(f)            Studies and Reports.  The Company has made available to Purchaser copies and final results of any written reports, studies, analyses, tests or monitoring results possessed by the Company that either (A) pertain to Hazardous Substances that are present or are potentially present in, on or under any real property or other facility currently or formerly owned or leased by the Company or (B) otherwise concern compliance by the Company with any Environmental Laws.

(g)           No Liens.  There are no state or federal liens on any of the real property currently or formerly owned by the Company resulting from an environmental cleanup by any Governmental Entity or other Person.

(h)           No Other Conditions or Liabilities.  To the Company’s Knowledge, except as set forth on Schedule 4.16(h), no facts, events or conditions exist with respect to any real property or other facility currently or formerly owned or leased by the Company, or the business of the Company which could reasonably be expected to interfere with or prevent continued material compliance by the Company with Environmental Laws, or give rise to any material common law or statutory liability or otherwise form the basis of any material claim, action, suit, proceeding, hearing, or investigation related to violations of or obligations under Environmental Laws.

(i)            Sole Representations.  Notwithstanding any other provision of this Agreement, the representations set forth in this Section 4.16 are the sole representations of the Company in this Agreement with respect to Environmental Laws and Hazardous Substances.

Section 4.17         Compliance with Laws.

(a)            The Company and its directors, officers, employees, and agents (while acting in such capacity) are, and at all times have been, in material compliance with, all health care laws applicable to the Company and its operations as currently conducted, including any applicable federal or state fraud and abuse prohibitions, the Federal Food Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the regulations promulgated pursuant to such laws, including, without limitation, FDA’s current good manufacturing practice regulations at 21 C.F.R. Part 820, and comparable state Applicable Laws, and all other local, state, federal, national, supranational, and foreign Applicable Laws regulating the manufacturing, development, testing, and labeling of the Company’s medical device products (collectively, “Health Care Laws”).  The Company has not received any notification, correspondence or any other written communication, including notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Entity, including the United States Food and Drug Administration (“FDA”) and the U.S. Department of Health and Human Services Office of Inspector General, of potential or actual material non-compliance by, or material liability of, the Company under any Health Care Laws.

(b)           The Company has obtained and maintained each federal, state, county, local and non-U.S. application, license, permit, approval, clearance, registration,

certificate, filing, consent or order, and all supplements and amendments thereto filed with or issued or granted by, any Governmental Entity (including the FDA and any other Governmental Entity engaged in the regulation of the Company’s properties and business), which is presently required for and material to, the operation of the Company’s business as currently conducted, the holding of any interest in any of the Company’s properties and assets, and the current operation of its facilities (collectively, “Permits”), and all of such material Permits are in full force and effect.  The Company has not received any written notice from any Governmental Entity regarding, and, to the Company’s Actual Knowledge, there are no facts or circumstances that are reasonably likely to give rise to, (i) any material adverse change in any Permit, or any failure to materially comply in all material respects with any Applicable Laws or any term or requirement of any Permit or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any Permit.  All applications, notifications, submissions, information, claims, reports and statistics and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to the Company or its business, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity.

(c)           Except as set forth in Schedule 4.17(c), during the past three (3) years, the Company has not had any manufacturing site subject to a Governmental Entity (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity written notice of inspectional observations, “warning letters,” “untitled letters” or similar correspondence or notice from the FDA or other Governmental Entity in respect of the business and alleging or asserting noncompliance with any Health Care Laws, Permits, and, to the Company’s Actual Knowledge, neither the FDA nor any Governmental Entity is considering such action.

(d)           Except as set forth in Schedule 4.17(d), there have been no (i) recalls, field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, safety alerts or other notice of action from any Governmental Entity relating to an alleged lack of safety, efficacy, or regulatory compliance of the products manufactured by or on behalf of the Company (“Safety Notices”) during the past three (3) years.  Schedule 4.17(e) lists (i) all such Safety Notices, (ii) if applicable, the dates such Safety Notices, if any, were resolved or closed, and (iii) all material complaints received by the Company with respect to the products manufactured by or on behalf of the Company that are currently unresolved.  To the Company’s Actual Knowledge, there are no facts that would be reasonably likely to result in (i) a material Safety Notice with respect to the products manufactured by or on behalf of the Company, (ii) a change in the marketing classification or a material change in labeling of any such products; or (iii) a termination or suspension of marketing or testing of any such products.

Section 4.18         Employee Benefit Plans.

(a)           Benefit Plans.  Schedule 4.18(a) contains a true and complete list of all Benefit Plans.  With respect to each Benefit Plan, the Company has made available to Purchaser:  (i) a true and complete copy of each Benefit Plan and any amendments thereto (or, if not written a written summary of its material terms), including all plan documents, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) any summaries and summary plan descriptions, including any summary of material modifications, (iii) the most recent annual reports (Form 5500 series), if any, filed with respect to such Benefit Plan, (iv) the most recent actuarial report or other financial statement, if any, relating to such Benefit Plan, and (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Benefit Plan and any pending request for such a determination or opinion letter.  The Company has no express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b)           Effect of Transaction.  Except as provided in Schedule 4.18(b), no Benefit Plan contains any provision that would give rise to any acceleration, vesting, obligation to fund, increase in benefits, severance, termination or other payments as a result of the Transactions.  Except as provided in Schedule 4.18(b), no amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, officer or director of Company who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any such Employee Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(c)           No Post-Employment Obligations.  Except as provided in Schedule 4.18(c), no Benefit Plan provides for continuing benefits or coverage for any participant or beneficiary of a participant after such participant’s termination of employment, except to the extent required by Applicable Law.  The Company has complied in all material respects with the requirements of Section 4980B of the Code and Sections 601-608 of ERISA.

(d)           Title IV Benefit Plans.  Neither the Company nor any ERISA Affiliate maintains a Title IV Benefit Plan, and no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full.

(e)           Tax Qualified Status.  Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and is the subject of a favorable unrevoked determination, opinion or notification letter issued by the IRS as to its qualified status under the Code, and to the Company’s Actual Knowledge, no circumstances have occurred that would reasonably be expected to adversely affect the tax qualified status of any such Benefit Plan.  To the Knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Benefit Plan that could result in liability to Company or an ERISA Affiliate.

(f)            Payments and Compliance.  With respect to each Benefit Plan, (i) all contributions required to be made under the terms of any of the Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly accrued as liabilities of the Company on the Recent Balance Sheet; (ii) the Company has complied with, and each such Benefit Plan conforms in form and operation to, and has been administered in compliance with, all Applicable Laws in all material respects, and all reports and information relating to such Benefit Plans required to be filed with any Governmental Entity have been timely filed; and (iii) all reports and information relating to each such Benefit Plan required to be disclosed or provided to participants or their beneficiaries have been timely disclosed or provided.  With respect to the Employee Benefit Plans, no event has occurred and, to the Company’s Actual Knowledge, there exists no condition or set of circumstances in connection with which Company could be reasonably be subject to any liability (except liability for benefits claims and funding obligations payable in the ordinary course of the Company’s business) under the terms of, or with respect to, such Benefit Plans, ERISA, the Code or any other Applicable Law.

(g)           No Foreign Plans.  The Company does not maintain, sponsor, contribute to or have any liability with respect to any employee benefit plan program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.

(h)           409A.  No Benefit Plan between the Company and any “service provider” (as such term is defined in Section 409A of the Code and the Treasury Regulations and Internal Revenue Service guidance thereunder) provides for the deferral of compensation subject to Section 409A of the Code.  The execution and delivery of this Agreement by Company and the other parties hereto and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Benefit Plan that will or may result in any payment of deferred compensation subject to Section 409A of the Code.

Section 4.19         Tax Matters.

(a)           Tax Returns.  The Company has timely filed (or has had timely filed on its behalf) all Tax Returns required to be filed by it.  All such Tax Returns are true, complete and accurate in all material respects and disclose all applicable Taxes required to be paid for the periods covered thereby.

(b)           Payment.  The Company has paid (or has withheld and paid or has had paid on its behalf) all Taxes due and payable by it, whether or not shown on any Tax Return.  The amounts accrued as a liability for Taxes (including Taxes accrued as currently payable, but excluding any accrual to reflect timing differences between book and tax income) on the Interim Management Financial Statements shall be adequate to satisfy all liabilities for unpaid Taxes for the Company through the date thereof.  Since the date of the Interim Management Financial Statements, the Company has not incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)           Liens.  There are no liens for Taxes upon any property or assets of the Company, except for liens for Permitted Encumbrances.

(d)           Deficiencies; Audits.  No deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed, in writing, by any Tax authority.  Except as set forth in Schedule 4.19(d), no federal, state, local or foreign audits, examinations, investigations or other administrative proceedings (“Audits”) or court proceedings are presently pending or threatened in writing with regard to any Tax Returns filed by or on behalf of the Company or relating to any material liability in respect of Taxes of the Company.

(e)           Extensions.  There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company.

(f)            Jurisdictions.  No written claim has been made by a Tax authority in a jurisdiction where the Company does not pay Taxes or file Tax Returns that the Company is subject to Taxes assessed by such jurisdiction.

(g)           Affiliations.  The Company is not and has not been a member of an affiliated group of corporations (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return or any similar group for federal, state, local or foreign Tax purposes.  The Company has no liability for the Taxes of any Person (other than Taxes of the Company) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of any applicable state, local or foreign law), (ii) as a transferee or successor, (iii) by Contract or (iv) otherwise.  The Company is not and has not been a party to any Tax allocation, sharing or indemnity agreement or similar Contract that obligates it to make any payment with respect to Taxes of any other Person.

(h)           Delivery of Tax Returns.  The Company has delivered or made available to Purchaser complete and accurate copies of all federal, state, local and foreign Tax Returns of the Company (and any predecessor of the Company) for all taxable years beginning after December 31, 2005, and complete and accurate copies of all Audit or examination reports and statements of deficiencies assessed against or agreed to by the Company (or any predecessors of the Company) since December 31, 2005.

(i)            Adjustments.  The Company has neither agreed, nor is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

(j)            Foreign Tax Matters.  The Company (i) has not been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of applicable state, local or foreign law); (ii) has not been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code; (iii) has not participated in or cooperated with, or agreed to participate in or cooperate with, an international boycott within the meaning of Section 999 of the Code and (iv) has not engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the United States.

(k)           Partnerships.  The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes.

(l)            Indebtedness.  None of the outstanding indebtedness of the Company constitutes indebtedness with respect to which any interest deductions may be disallowed under Sections 163(i) or 163(l) or 279 of the Code or under any other provision of Applicable Law.

(m)          Real Property Transfers.  The Company does not own an interest in real property in any jurisdiction (i) in which a material amount of Tax is imposed, or the value of the interest is materially reassessed, on the transfer of an interest in real property resulting from the Transactions and (ii) which treats the transfer of an interest (resulting from the Transactions) in an entity that owns an interest in real property as a transfer of the interest in real property.

(n)           Withholding.  The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholders of the Company or other Person.

(o)           Spin-Offs.  None of the Company and any of its Affiliates or predecessors by merger or consolidation has been a party to any transaction intended to qualify under Section 355 of the Code.

(p)           Reportable Transactions; Amnesty Programs.  The Company has not been a party to a transaction requiring disclosure under Treasury Regulations Section 1.6011-4 or under analogous provisions of state, local or foreign Tax law.  The Company has not participated in any Tax amnesty program.

Section 4.20         Intellectual Property.

(a)           Registered Intellectual Property.  Schedule 4.20(a) contains a true and complete list of all Company Intellectual Property that is Registered Intellectual Property.  Except as set forth in Schedule 4.20(a), all necessary registration, maintenance and renewal fees currently due in connection with the Registered Intellectual Property identified on Schedule 4.20(a) have been timely paid and all necessary or appropriate assignments and affidavits have been filed, including without limitation, affidavits of continuing use. To the Company’s Knowledge, there are no oppositions, cancellations, invalidity proceedings, interferences or re-examination proceedings presently pending with respect to the Registered Intellectual Property or threatened, the adverse resolution of which would be reasonably likely to have a Company Material Adverse Effect.

(b)           Sufficiency of Company Intellectual Property.  Except as set forth in Schedule 4.20(b), (i) the Company Intellectual Property and the Intellectual Property that is licensed by the Company pursuant to a Scheduled Contract set forth in Schedule 4.13(a)(xiv) consists of all the Intellectual Property that is necessary to operate the business of the Company, as it was operated by the Company prior to the Closing Date; (ii) Company has good and valid title to all material Company Intellectual Property free and clear of any Encumbrances (other than Permitted Encumbrances) and the Company has the right to exploit, without payment to any other Person, all of the material Company Intellectual Property, and the consummation of the transactions contemplated by the Agreement do not and will not conflict with, alter or impair any such rights, and (iii) Company has not received any written communication from any Person asserting any ownership interest in any material Company Intellectual Property.  Purchaser shall not be required pursuant to the terms and conditions of any Contract to which the Company is a party to assign, transfer, license, distribute or otherwise covenant not to assert any Intellectual Property of Purchaser as a result of the consummation of the transactions contemplated hereunder other than the Company Intellectual Property acquired hereunder.

(c)           Non-Infringement.  To the Company’s Actual Knowledge, the operation of the business of the Company as currently conducted does not infringe or misappropriate any Intellectual Property rights of any other Person.  The Company has not received any written notice from any other Person claiming the Company has infringed such Person’s Intellectual Property.  To the Company’s Knowledge, no third party is infringing or misappropriating any of the Company’s rights in any of the Company Intellectual Property.

(d)           Trade Secrets.  All current employees, consultants and contractors of the Company and those employees, consultants and contractors of the Company that have been employed or engaged by the Company within the past two years, that have created any material Intellectual Property or have had access to Company Trade Secrets or confidential information used or held for use by the Company have executed such agreements wherein they have agreed to maintain the confidentiality of the Company Trade Secrets or confidential information, as applicable.  To the Company’s Knowledge, no party to any such agreement is in material breach thereof.  No complaint alleging improper use, access to or disclosure of any confidential or proprietary information or Trade Secrets has been threatened or made by the Company, nor to the Company’s Knowledge, has been threatened or made against the Company.  To the Company’s Knowledge, there has been no: (i) unauthorized disclosure of or access to any third party’s proprietary or confidential information or Trade Secret while in the possession, custody or control of Company, or (ii) material breach of Company’ security procedures wherein confidential or proprietary information or a Trade Secret of Company has been disclosed to or accessed by an unauthorized third Person or unauthorized employee.  Company has not licensed, distributed or disclosed the source code for any Computer Software which constitutes Company Intellectual Property to any Person.

Section 4.21         Labor Matters.

(a)           Labor Difficulties.  There is no labor strike, slowdown, stoppage or lockout actually pending, or to the Company’s Knowledge, threatened against the Company.  The Company has not experienced any material labor strike, slowdown, stoppage or lockout since January 1, 2007.

(b)           Collective Bargaining Agreements.  There are no collective bargaining agreements with any labor organization to which the Company is a party.

(c)           Certification.  No labor union is certified by the National Labor Relations Board as bargaining agent for any employees of the Company.

(d)           Charges.  There is no unfair labor practice charge or complaint against the Company pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board.

(e)           Closings; Layoffs.  Since January 1, 2007, the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment, and there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company.

(f)            Compliance.  The Company is in material compliance with all Applicable Laws respecting employment practices, terms and conditions of employment, workers’ compensation, wages and hours, equal employment opportunity, plant closing, occupational safety and the payment of social security and similar taxes.  The Company is not liable for any arrears of wages.  The Company is not liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of the Company’s business).

(g)           Schedule 4.21(g) lists all Company employees and their current title and duties.  The Company previously delivered to Purchaser a list of all salary and other compensation (including benefits) information for such employees by way of email sent on December 27, 2010 by Burke H. Ramsay, President of the Company, to Don Roberts, Executive Vice President, General Counsel of Purchaser.  The employment of all Company employees is terminable at-will, at any time and without advance notice (except as required by Applicable Law).

Section 4.22         Top Customers and Suppliers.

(a)           Schedule 4.22(a) sets forth a true and complete list of all of the customers of the Company which accounted for $25,000 or more in revenues for the fiscal year ended November 30, 2010 and for the fiscal year ended November 30, 2009.  Except as set forth on Schedule 4.22(a), no such customer has notified the Company in writing that it (i) will stop buying products from the Company or otherwise cease doing business with the Company in each case in any material respect or (ii) requires a material price reduction for products of the Company purchased by such customer in order to retain such customer’s business.  All sales made by the Company to customers and distributors in the past year have been made in the ordinary course of business and the Company has not increased its level of sales during such period for the primary purpose of increasing the amount of accounts receivable for conversion into cash prior to the Closing or decreasing the demand for the products of the Company in the distribution chain of customers or distributors following the Closing.

(b)           Schedule 4.22(b) sets forth a true and complete list of (i) the names and addresses of all suppliers from which the Company ordered raw materials, supplies, merchandise and other goods and services for Company’s business with an aggregate purchase price for each such supplier of $50,000 or more during the current fiscal year or the fiscal year ended November 30, 2009; and (ii) the amount for which each such supplier invoiced the Company during such periods.  The Company has not received any written notice from any supplier listed on Schedule 4.22(b) of any planned material adverse changes in the current price of such raw materials, supplies, merchandise or other goods or services.

Section 4.23         Bank Accounts.

Schedule 4.23 sets forth a true and complete list of all bank accounts of the Company and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

Section 4.24         Affiliate Transactions.

Except as set forth on Schedule 4.24, and other than with respect to services provided to, and compensation and benefits owed by, the Company to employees in the ordinary course of business consistent with past practices, no Affiliate, employee, officer or director of the Company or holder of the capital stock of the Company (a) has any material financial interest in any property used by the Company, (b) has any material business dealings, a material financial interest in any transaction with the Company or a Contract with the Company, (c) has any outstanding Indebtedness owed to the Company, or (d) has received any funds from the Company since the Interim Management Financial Statements.

Section 4.25         Brokers or Finders.

Neither the Company nor any Seller has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other Person to any brokers’

or finder’s fee or any other commission or similar fee in connection with any of the Transactions, except for advisory fees payable to McColl Partners LLC, which shall be included in the Company Transaction Expenses.

Section 4.26         Accounts Receivable.

All Accounts Receivable reflected in the Interim Management Financial Statements and all Accounts Receivable existing as of the Closing Date were, as of the date thereof, and are, as of the Closing Date, valid receivables arising out of sales in the ordinary course of business consistent with past practices.  All Accounts Receivable reflected on the Closing Date Statement as finally determined are fully collectable in the ordinary course of business (subject to any reserves that have been established in accordance with GAAP) and are subject to no setoffs or counterclaims; provided, however, Purchaser agrees it will not be a breach of this representation and warranty with respect to any such Accounts Receivable not collected from the applicable obligor in the ordinary course of business if, within ninety days following the Closing, Purchaser or the Company (based on direction or authorization from Purchaser) changes any of the terms and conditions of any accounts receivable owed by such obligor.  All Accounts Receivable are owned by the Company free and clear of any Encumbrances or commissions or other compensation payable other than as may be reflected in the Closing Date Statement as finally determined.

Section 4.27         Foreign Corrupt Practices Act; Export Control Laws.

(a)           The Company is in compliance in all material respects with all Applicable Laws under (i) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) and the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention and (ii) international anti-bribery conventions (other than the convention described in clause (i)) and local anti-corruption and bribery laws (i.e., of foreign countries) (collectively, the “Anti-Bribery Laws”), and the Company has not received any written communication that alleges that the Company or any representative or sales consultant thereof is, or may be, in violation of, or has, or may have, any material liability under, the Anti-Bribery Laws.

(b)           The Company does not have any pending or currently anticipated disclosures to any Governmental Entity for potential violations of any Anti-Bribery Laws.  There have been no potential violations of Anti-Bribery Laws that have been discovered by or brought to the attention of the Company in the past five (5) years.

(c)           The Company is in compliance in all material respects with all Export Control Laws and has not received any written communication that alleges that the Company is not, or may not be, in compliance in all material respects with, or is, or may become, subject to any action under Export Control Laws.

Section 4.28         Products.

(a)           Schedule 4.28(a) sets forth a list of all styles of products (by style number with brief description) manufactured, sold, marketed or distributed by the Company in 2010.

(b)           Schedule 4.28(b) sets forth all forms of express guaranty, warranty, right of return, right of credit or other indemnity that legally bind the Company in connection with the products manufactured, sold or delivered by the Company, the Company’s third party manufacturers or its agents.  No product of the Company manufactured, sold or delivered by the Company or the Company’s third party manufacturers or agents is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale set forth in Schedule 4.28(b) except as required by Applicable Law.  Each product manufactured, sold or delivered by the Company or the Company’s third party manufacturers or agents has been in conformity, in all material respects, with all applicable contractual commitments and all express and implied warranties, and Company has no material liability (and, to the Company’s Actual Knowledge, no event has occurred or circumstance exists that is reasonably likely to give rise to any material Losses, claim or demand against the Company giving rise to any liability) for damages in connection therewith.

(c)           In no rolling 12 (twelve) month period since January 1, 2005, have the returns of the products of the Company ever exceeded 0.5% of gross sales of the products of the Company.

(d)           To the Knowledge of Company, except as set forth in 4.28(d), the Company does not have any liabilities arising out of any injury to individuals or property as a result of the ownership, possession or use of any product manufactured, sold or delivered by the Company or the Company’s third party manufacturers or agents.

Section 4.29         Full Disclosure.

This Agreement and the Disclosure Schedule do not (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained herein and therein, in the light of the circumstances under which such representations, warranties and information were or are made or provided, not false or misleading.

Section 4.30         No Other Representations.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE IV AND IN ANY OTHER TRANSACTION DOCUMENT, NEITHER THE COMPANY NOR ANY OTHER PERSON ACTING ON BEHALF OF THE COMPANY MAKES ANY REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the Schedules to this Article V, Purchaser hereby represents and warrants to the Company and the Sellers as follows:

Section 5.1            Organization.

Purchaser is a limited liability company, validly existing and in good standing under the Applicable Laws of the State of Delaware.  Purchaser has the requisite power and authority to carry on its business as it is now being conducted and to own, lease and operate its properties and other assets.

Section 5.2            Authorization.

Purchaser has the requisite power and authority to execute, deliver and perform this Agreement and each of the other Transaction Documents to which it is a party and to consummate the Transactions.  The execution, delivery and performance by Purchaser of this Agreement and each other Transaction Document to which it is a party and the consummation of the Transactions by Purchaser have been duly authorized by all requisite action on the part of Purchaser.

Section 5.3            Execution; Validity of Agreement.

This Agreement has been duly executed and delivered by Purchaser and, when executed and delivered by Purchaser, each other Transaction Document to which Purchaser is a party will be duly executed and delivered by Purchaser.  This Agreement constitutes, and when executed and delivered by Purchaser, each other Transaction Document to which Purchaser is a party, will constitute (in each case assuming due and valid authorization, execution and delivery by the other parties hereto or thereto), a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Applicable Laws of general application affecting enforcement of creditors’ rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any such proceeding may be brought.

Section 5.4            Consents and Approvals; No Violations.

Except as set forth in Schedule 5.4 none of the execution, delivery or performance of this Agreement or any other Transaction Document by Purchaser, the consummation by Purchaser of the Transactions or compliance by Purchaser with any of the provisions hereof or of any other Transaction Documents will (a) violate, conflict with or result in any breach of any provision of the Organizational Documents or Operating Documents of Purchaser, (b) require any material filing with or notice to, or the obtaining of any material permit, authorization, consent or approval of, any Governmental Entity or other Person by Purchaser, (c) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Purchaser or any of its Affiliates is a party or by which any of them may be bound, or (d) violate in any material respect any Applicable Laws applicable to Purchaser, excluding from the foregoing clause (c) such violations, breaches or defaults that would not, individually or in the aggregate, have a material adverse effect on Purchaser’s ability to consummate the Transactions.

Section 5.5            Acquisition of Shares for Investment.

Purchaser is acquiring the Shares for its own account, for investment only, and not with a view to any resale or public distribution thereof.  Purchaser shall not offer to sell or otherwise dispose of the Shares in violation of any Applicable Law.  Purchaser acknowledges that (a) the Shares have not been registered under the Securities Act or any state securities laws, (b) there is no public market for the Shares and there can be no assurance that a public market will develop, and (c) it must bear the economic risk of its investment in the Shares for an indefinite period of time.  Purchaser is an “Accredited Investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act.

Section 5.6            Availability of Funds; Solvency.

Purchaser has sufficient immediately available funds in cash or cash equivalents to pay the Purchase Price and all other amounts payable by Purchaser pursuant to this Agreement and to effect the Transactions.  Purchaser is solvent on the date hereof, will not be rendered insolvent by performance of the Transactions, will not be undercapitalized upon consummation of the Transactions, and will not, as a result of the Transactions, incur debts beyond its ability to pay as such debts mature.

Section 5.7            Litigation.

There is no action, suit, inquiry, proceeding or investigation by or before any Governmental Entity pending or, to Purchaser’s knowledge, threatened against Purchaser that questions or challenges the validity of this Agreement or any of the other Transaction Documents or any action taken or to be taken by Purchaser in connection with this Agreement or any of the other Transaction Documents.

Section 5.8            Brokers or Finders.

Neither Purchaser nor any of its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other Person to any broker’s or finder’s fee or any other commission or similar fee in connection with any of the Transactions except those fees and expenses that will be paid solely by Purchaser.

Section 5.9            No Other Representations.

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY CONTAINED IN THIS ARTICLE V AND IN ANY OTHER TRANSACTION DOCUMENT, NEITHER PURCHASER NOR ANY OTHER PERSON ACTING ON BEHALF OF PURCHASER MAKES ANY REPRESENTATION OR WARRANTY TO THE SELLERS OR THE COMPANY, EXPRESS OR IMPLIED.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1            Interim Operations of the Company.

During the period from the date hereof to the earlier of the date of termination of this Agreement pursuant to Section 10.1 or the Closing Date, except as contemplated or permitted by this Agreement, as described in Schedule 6.1 or Section 6.12 or as consented to by Purchaser in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to operate in all material respects in the ordinary course of business consistent with past practice, and the Company shall not do any of the following:

(a)           amend or modify its Organizational Documents or Operating Documents;

(b)           issue, sell, transfer, dispose of, pledge or encumber any of its capital stock or other equity interests, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any of its capital stock or other equity interests;

(c)           redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests, or any instrument or security which consists of or includes a right to acquire such capital stock or other equity interest or declare, set aside, pay or make any distributions or payment to its stockholders with respect to any shares of its capital stock or other equity interests or make any payments with respect to any stock appreciation rights, phantom stock plans or similar arrangements (other than cash dividends or distributions, dividends or transfers of Retained Assets made prior to the Closing);

(d)           incur, assume, endorse, or otherwise become liable for any Indebtedness, modify in any material respect the terms of any Indebtedness (other than modifications of short-term debt in the ordinary course of business consistent with past practice), or assume or guarantee the obligations of any other Person, except in the ordinary course of business;

(e)           create any Encumbrance (other than a Permitted Encumbrance) on any of its assets that materially detracts from the value of such asset;

(f)            make any change in the compensation or benefits payable to any of its directors, officers or employees, other than (i) normal recurring salary increases or bonuses, in each case made in the ordinary course of business consistent with past practice, or (ii) pursuant to the terms of any Benefit Plan;

(g)           enter into, adopt or amend or make any commitment to enter into, adopt or amend any Benefit Plan;

(h)           hire employees or retain consultants other than in the ordinary course of business consistent with past practice;

(i)            terminate any employee or otherwise cause any employee to resign, in each case other than (i) in the ordinary course of business consistent with past practice, or (ii) for cause or poor performance (in either case which is documented in accordance with the Company’s past practices);

(j)            voluntarily permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without giving notice to Purchaser;

(k)           commence or settle any litigation or arbitration;

(l)            sell, lease, license, assign, transfer or otherwise dispose of any properties or assets of the Company, including any of its Intellectual Property or other intangible assets, except in the ordinary course of business consistent with past practices;

(m)          adopt a plan of liquidation, dissolution, merger, consolidation or other reorganization;

(n)           make any acquisition of all or any significant part of the assets, properties, capital stock or business of any other Person, whether by merger, stock or asset purchase or otherwise;

(o)           terminate or remove any officer or plan, announce, implement or effect any reduction in force, lay off, early retirement program or similar program applicable generally across the Company’s employee base;

(p)           enter into any Contract or other agreement with any labor union;

(q)           make, change or revoke any material Tax election; settle or compromise any material Tax claim, notice, audit report or assessment; file an amended material Tax Return; enter into any Tax allocation, sharing or indemnity agreement or closing agreement relating to any Tax; surrender any right to claim a material Tax refund; or consent to extend or waive the statute of limitations for any material Tax claim or assessment;

(r)            make any change in its accounting, auditing or tax reporting methods, principles or practices, except as required by changes in GAAP; or

(s)           agree, authorize, resolve, arrange or commit to do any of the things described in subsections (a) through (r) above.

Section 6.2            Access; Confidentiality.

(a)           Access to Books and Records.  During the period from the date hereof to the earlier of the date of termination of this Agreement pursuant to Section 10.1 or the Closing Date, the Company shall (i) give Purchaser and its authorized representatives reasonable access to all books, records, personnel, offices and other facilities and properties of the Company, (ii) permit Purchaser to make such copies and inspections thereof as Purchaser may reasonably request and (iii) cause the officers of the Company to furnish Purchaser with such financial and operating data and other information with respect to the business of the Company as Purchaser may from time to time reasonably request; provided that any such access, copies and inspections shall be at Purchaser’s expense, at a reasonable time, under the supervision of the Company’s personnel and in such a manner as to maintain the confidentiality of this Agreement and the Transactions and not to interfere with the normal operation of the business of the Company.  Notwithstanding the foregoing, Purchaser and its Affiliates, directly or indirectly through their respective representatives, shall not contact customers, suppliers, employees or other stakeholders or business partners of the Company without the express written consent of the Company; provided that Purchaser and its Affiliates, to the extent they have independent relations with any such third parties at the date hereof, may continue to have contact with such third parties in the normal course of business consistent with past practice.  Nothing herein shall require the Company to disclose any information to Purchaser if such disclosure would in the Company’s sole and absolute discretion (i) cause significant competitive harm to the Company or its Affiliates if the transactions contemplated by this Agreement are not consummated, (ii) jeopardize any attorney-client or other legal privilege, (iii) contravene any Applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or any of its Affiliates is a party) or (iv) contravene any obligation of secrecy or confidentiality to any Governmental Entity.

(b)           Confidentiality.  The provisions of the Confidentiality Agreement shall remain binding and in full force and effect on and after the date hereof.  The information contained herein or delivered to Purchaser or its authorized representatives pursuant hereto shall be deemed to be subject to the restrictions contained in the Confidentiality Agreement until the Closing.  Purchaser shall cause its consultants, advisors, co-investors, financing sources and representatives to treat the existence of and the terms of this Agreement after the date hereof as strictly confidential (unless compelled to disclose by judicial or administrative process or, based upon the advice of legal counsel, by other requirements of Applicable Law, and then subject to the provisions of the Confidentiality Agreement).

Section 6.3            Efforts and Actions to Cause Closing to Occur.

Prior to the Closing, upon the terms and subject to the conditions of this Agreement, the Sellers, the Company and Purchaser shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any Applicable Laws) to consummate the Closing as promptly as practicable, including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Closing, (ii) the obtaining of all approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers from any Governmental Entity or other Person as may be required or appropriate in connection with the consummation of the Transactions, including all approvals and consents listed on Schedule 6.3 (the consents listed on Schedule 6.3 are referred to herein as the “Required Consents”), and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement.  In addition, no party hereto shall take any action after the date hereof that is reasonably expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity or other Person required to be obtained prior to Closing.  Nothing contained in this Agreement shall require any party hereto to pay any consideration (except filing and application fees) to any other Person from whom any such approvals, authorizations, consents, orders, licenses, permits, qualifications, exemptions or waivers are requested.

Section 6.4            Reserved.

Section 6.5            Publicity.

The parties agree to provide each other with a reasonable opportunity to comment on the initial press release, if any, with respect to the execution of this Agreement and/or consummation of the Transactions proposed by a party.  Until the termination of this Agreement pursuant to Section 10.1 or the Closing, each of the Sellers, the Company and Purchaser shall not (and each shall not permit any of its Affiliates to) issue or cause the publication of any press release or other external announcement with respect to this Agreement or the Transactions without prior approval of the other parties hereto, except as may be required by Applicable Law or the requirements of any securities exchange or quotation system.

Section 6.6            Employees; Employee Benefits.

(a)           Purchaser shall be liable and responsible for any notification required under the WARN Act (or under any similar state or local Applicable Laws), and Purchaser shall indemnify and hold the Seller Indemnified Parties harmless from and against any Losses incurred by any Seller Indemnified Party as a result of Purchaser’s or the Company’s failure to comply with the provisions of the WARN Act on or after the Closing Date or Purchaser’s failure to comply with the provisions of this Section 6.6(a).

(b)           Effective for a period of one year from and after the Closing Date, Purchaser shall, and/or shall cause the Company to, provide to the employees of the

Company benefits, including group medical coverage, that are no less favorable, in the aggregate, than the benefits provided to similarly-situated employees of Purchaser.

(c)           Effective from and after the Closing Date, employees of the Company who are employed by Purchaser or the Company shall be given credit for all purposes (other than benefit accrual) under the employee benefit plans, programs, policies and arrangements maintained from time to time by Purchaser or the Company for such employees’ service with the Company (including any deductibles, or co-insurance limits under any employee welfare benefit plan, as defined in Section 3(1) of ERISA), to the same extent and for the same purposes that such service was taken into account under a corresponding Benefit Plan of the Company as of the Closing Date; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits.

(d)           Effective from and after the Closing Date, Purchaser and the Company shall be solely responsible for providing continuing benefits or coverage for any participant or any beneficiary of a participant who is or becomes a qualified beneficiary prior to, on or after the Closing Date under any Benefit Plan that as of the Closing Date is subject to the requirements of Code Section 4980B or Section 601 et seq. of ERISA, or mandated by other Applicable Law, whether such obligation to provide continuing benefits or coverage under any such Benefit Plan arises prior to, on or after the Closing Date.

(e)           All provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and shall not create any right in any other Person, including any employee or former employee of the Company or any participant or beneficiary in any Benefit Plan.

(f)            Purchaser shall cause the Company to continue to provide coverage under the Company’s group medical plan to D. Neal Hughes and his eligible dependents and Holmes Bridgers Ramsay until the termination of such group medical plan (and such individuals shall not be eligible for coverage under any circumstances under any plan maintained by Purchaser, the Company or its affiliates following such termination).  The Sellers shall be responsible for the total cost of such coverage and shall reimburse the Company for all premiums, claims, costs and/or benefits incurred or paid by the Company with respect to the coverage for such individuals within 10 days of the Seller Representative’s receipt of written documentation thereof from the Company.  Purchaser shall cause the Company to continue the Company’s group medical plan in full force and effect until at least March 1, 2011.  The individuals named in this paragraph are intended third-party beneficiaries of the benefits of this Section 6.6(f).

(g)           Effective as of the Closing Date, the Company will cause Venosan to withdraw as a participating employer from each Benefit Plan, including the Company’s group medical plan.

Section 6.7            Termination of Certain Arrangements.

Except as set forth on Schedule 6.7, all agreements between the Company and any Seller, including the Shareholders Agreement and the oral sales commission agreement with Daniel Künzli shall be terminated and be of no further effect upon the consummation of the Closing without any further action or liability on the part of the parties thereto unless earlier terminated by the parties thereto.

Section 6.8            Maintenance of Books and Records.

Each of the Company and Purchaser shall preserve, for a period of six (6) years following the Closing Date, all pre-Closing Date records possessed by or under the control of such party relating to the Company.  During the six (6)-year period following the Closing Date, upon any reasonable request from another party hereto or its representatives, the party holding such records shall (a) provide to the requesting party or its representatives reasonable access to such records during normal business hours and (b) permit the requesting party or its representatives to make copies of such records, in each case at the cost of the requesting party or its representatives; provided that nothing herein shall require any party to disclose any information to the other if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any Applicable Law.  Records may be sought under this Section 6.8 for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, Tax, litigation, federal securities disclosure or other similar proper business purpose of the party seeking such records.  Notwithstanding the foregoing, any and all such records may be destroyed by a party if such destroying party sends to the other parties hereto written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed.  Such records may then be destroyed at any time after the thirtieth (30th) day following such notice unless another party hereto notifies the destroying party during such thirty (30)-day period that such other party desires to obtain possession of such records, in which event the proposed destroying party shall transfer the records to such requesting party and such requesting party shall pay all reasonable shipping and other expenses of the destroying party in connection therewith.

Section 6.9            Environmental Matters.

(a)           Except as expressly set forth herein in subsection (k) below, Sellers shall have no obligation to indemnify Purchaser for any Environmental Claims unless a claim or demand is asserted against a Purchaser Indemnified Party, by a Person other than Purchaser (or one of its Affiliates), with respect to the circumstances underlying such Environmental Claim.

(b)           Sellers shall determine in consultation with Purchaser whether applicable Environmental Laws require that any matter for which any Purchaser Indemnified Party seeks indemnification be reported to a Governmental Entity charged with protecting the environment (an “Agency Notification”).  To the extent an Agency Notification is required, then Sellers shall, in a form, manner and time specified by applicable Environmental Laws and reasonably acceptable to Purchaser:  (i) make such Agency

Notification, and (ii) perform, or cause to be performed, such actions as are necessary under applicable Environmental Laws (the “Environmental Activity”) to achieve Acceptable Regulatory Standards.

(c)           In the event an Agency Notification is not required by applicable Environmental Laws, then Sellers shall, with Purchaser’s consent (which consent shall not be unreasonably withheld or delayed), perform, or cause to be performed, such Environmental Activity as is necessary under and in a form, manner and time specified by applicable Environmental Laws with respect to such matter to achieve Acceptable Regulatory Standards.

(d)           Subject to the terms and conditions of this Agreement, Purchaser hereby grants Sellers and their authorized employees, agents, representatives, consultants, contractors and subcontractors a license to enter the Real Property at reasonable times after Sellers provide Purchaser at least two (2) Business Days notice for the purpose of performing the Environmental Activities at the Real Property, unless conditions create an emergency requiring Sellers to arrange such access upon less than two (2) Business Days notice to Purchaser.

(e)           Purchaser shall reasonably cooperate with Sellers in performing the Environmental Activities, including providing space at the Real Property for the installation and operation of any system necessary to implement such Environmental Activities; provided, however, that Purchaser does not have to take any actions that, in Purchaser’s reasonable judgment, would unreasonably interfere with its business operations at the Real Property.

(f)            The parties agree that Sellers shall reasonably control and lead the Environmental Activities and shall coordinate all communications with any Governmental Entity regarding the same.  Sellers shall have the right to choose consultants and contractors to perform the Environmental Activities with Purchaser’s approval, which approval shall not be unreasonably withheld or delayed.  Any Environmental Activities conducted by Sellers or Sellers’ authorized employees, agents, representatives, consultants, contractors and subcontractors shall be done in a safe, workmanlike and non-negligent manner and in accordance with all requirements of any applicable Environmental Laws or any other standards which may apply to the performance of such work, including, but not limited to, any professional engineering standards.  Notwithstanding Sellers’ indemnity obligations set forth in Article IX of this Agreement, Sellers agree to defend, indemnify and hold harmless Purchaser from and against any Losses incurred as a result of claims arising out of loss of life, injury to persons, property or business, or damage to the environment or natural resources, arising out of or caused by the performance or improper performance of any activities at or on the Real Property by Sellers and their authorized employees, agents, representatives, consultants, contractors and subcontractors.

(g)           Sellers and their authorized employees, agents, representatives, consultants, contractors and subcontractors shall not unreasonably interfere with the use and enjoyment of the Real Property or with Purchaser’s business operations.  Upon completion of any Environmental Activity, Sellers shall remove all materials and equipment utilized or installed on the Real Property in connection with such Environmental Activity, and restore to the extent possible the Real Property to a condition as near as reasonably possible to the condition in which it existed as of the date such Environmental Activity was commenced.

(h)           Purchaser shall not communicate with any Governmental Entity regarding the Environmental Activities without the prior notice to, consultation with and obtaining the prior consent of Seller Representative, which shall not be unreasonably withheld or delayed, unless such communication is required by Applicable Laws or such communication is necessary to properly protect health, safety or property in an emergency situation.

(i)            Sellers shall provide to Purchaser copies of all correspondence between Sellers and any Governmental Entity or third party concerning the Environmental Activities, and all measurements, data, samplings, analysis and/or other materials resulting from, or produced pursuant to, the Environmental Activities as soon as the same are available to Sellers.  Prior to submission to Governmental Entities or third parties, Purchaser shall have a reasonable opportunity, at its sole cost and expense, to review and comment upon drafts of any material reports, remedial action plans, reliance letters, or submissions to Governmental Entities or third parties and Sellers agree to reasonably reflect such comments in the final version of such documents.

(j)            Sellers shall pursue all Environmental Activities required by this Section 6.9 until completion with reasonable diligence.  In the event that Sellers do not commence Environmental Activities required by this Section 6.9 in a form, manner and time specified by Environmental Laws, or timely commence Environmental Activities required by this Section 6.9 in a form, manner and time specified by Environmental Laws but fail thereafter to pursue such Environmental Activities to completion with reasonable diligence, Purchaser, at its sole option, may elect to (1) pursue the Environmental Activities to completion or (2) pursue any and all legal remedies available to it to require Sellers to perform their obligations under this Agreement.  In either situation, Sellers agree that their failure to perform the Environmental Activities as required by, and in accordance with the terms and conditions in, this Agreement shall be included as an Environmental Claim under Section 9.2(b)(v).

(k)           If North Carolina law changes so as to allow use of risk-based corrective action (“RBCA”) or analogous standards to attain Acceptable Regulatory Standards with respect to the conditions identified in Item 1, 3 or 4 of Schedule 4.16(a) without requiring any groundwater remediation (including remediation by monitored natural degradation or attenuation), the parties agree to take such action as is necessary pursuant to such RBCA or analogous standards to attain a written determination of appropriate regulatory authorities that no further action is required with respect to such conditions; provided, however, that Purchaser may, in its sole discretion, reject the form and content of any proposed land use restriction on the Real Property unless such land use restriction only prohibits (i) the use of groundwater at the Real Property, and (ii) the use of the Real Property for residential purposes including schools, daycare centers, nursing homes, and playgrounds.  The parties further agree that the fees and expenses of so complying with such RBCA or analogous standards shall constitute an Environmental Claim for which Sellers shall indemnify Purchaser regardless whether a Person other than Purchaser has asserted a claim or demand against a Purchaser Indemnified Party with respect to the circumstances underlying such Environmental Claim.

(l)            The specific indemnity obligations set forth in Section 9.2(b)(v) hereof with respect to conditions identified in Items 1, 3 and 4 of Schedule 4.16(a) shall terminate with respect to each such item upon the earlier of (i) receipt of a written determination by appropriate Governmental Entities that no further action is required with respect to such item, or (ii) ten (10) years from the Closing Date.  The remedies provided in this Section 6.9 and Article IX shall constitute the sole and exclusive remedies available to any party hereto with respect to any claim relating to the conditions identified in Items 1, 3 and 4 of Schedule 4.16(a) (whether any such claim shall be made in contract, breach of warranty, tort or otherwise); it being agreed and acknowledged that no Purchaser Indemnified Party may bring a claim under Section 9.2(a) or 9.2(b) (other than pursuant to Section 9.2(b)(v)) with respect to any of the conditions identified in Items 1, 3 and 4 of Schedule 4.16(a) or the matters set forth in this Section 6.9, provided, however, that, the foregoing shall not limit the availability to any party of injunctive and other equitable relief, including specific performance.

Section 6.10         Customer Note.

From and after the Closing Date until the date that is one (1) year from the maturity date of the Customer Note, Purchaser shall use commercially reasonable efforts in the ordinary course of business to collect amounts due to the Company under the Customer Note and shall not, without the prior written consent of the Seller Representative, (i) materially change any of the terms and conditions of such Customer Note, or (ii) transfer or assign such Customer Note to any Person other than to an Affiliate of Purchaser or the Company or to a successor in interest to all or substantially all of the assets or equity interests of the Company, whether by merger, consolidation, stock acquisition, asset acquisition, share exchange or similar transaction.  If and when cash is received by the Company, the Purchaser or their Affiliates under the Customer Note, such amounts shall be promptly remitted to the Seller Representative for disbursement to the Sellers.

Section 6.11         Schedule Updates.

From and after the date of this Agreement until the Closing, the Company shall be entitled to supplement the Schedules relating to the representations and warranties in Article IV to reflect any facts, circumstances or events first arising or, in the case of representations given to the Company’s Knowledge or Company’s Actual Knowledge, becoming known to the Company during the period subsequent to the date hereof, by providing Purchaser with written notice setting forth the proposed supplement and specifying the Schedule or Schedules affected thereby.  No information provided by the Company pursuant to this Section 6.11 shall be deemed to cure any breach of any representation, warranty or covenant made in this Agreement or limit the Purchaser’s ability to terminate this Agreement purchase to Section 10.1(e).

Section 6.12         Pre-Closing Transfer of Retained Assets.

Prior to the Closing, the Company shall be permitted to distribute, dividend or otherwise transfer to Sellers or any other Person the Retained Assets.

Section 6.13         Venosan IBNR Reserve Amount.

By no later than the six month anniversary of the Closing Date, Purchaser shall deliver to the Seller Representative a certificate detailing the aggregate amount of payments made by the Company after Closing for medical claims of Venosan employees (and their dependents) relating to any pre-Closing period (such aggregate amount, the “Venosan IBNR Payment Amount”).  Seller Representative shall have the right to review Purchaser’s calculation of the Venosan IBNR Payment Amount for a period of thirty (30) days following receipt of such certificate.  During such review period, Purchaser shall make the work papers, back-up materials and books and records relating to its calculation of the Venosan IBNR Payment Amount available to the Seller Representative and its accountants at reasonable times and upon reasonable notice following the delivery of such certificate by Purchaser to the Seller Representative hereunder.  In the event Seller Representative shall object to Purchaser’s calculation of the Venosan IBNR Payment Amount, and Seller Representative and Purchaser are subsequently unable to resolve all of such disputed matters within thirty (30) days following such objection, Purchaser and the Seller Representative shall promptly thereafter jointly engage the Neutral Accountant to resolve any disputed items not resolved by the Seller Representative and Purchaser with respect to the calculation of the Venosan IBNR Payment Amount.  In the event the Venosan IBNR Reserve Amount exceeds the Venosan IBNR Payment Amount, Purchaser or the Company shall pay Sellers, in accordance with the Seller Allocation Percentages, to the extent of such excess.  In the event the Venosan IBNR Payment Amount exceeds the Venosan IBNR Reserve Amount, the excess payment shall be payable to the Purchaser by the Sellers.

ARTICLE VII

CONDITIONS TO OBLIGATIONS OF THE PARTIES

Section 7.1            Conditions to Purchaser’s Obligations.

The obligations of Purchaser to consummate the Transactions shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, if legally permissible, by Purchaser in writing:

(a)           Statutes; Court Orders.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity that prohibits or restrains the consummation of the Closing; there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Closing, provided that the parties shall use their commercially reasonable efforts to have any such order or injunction vacated or lifted; and there shall not be pending any suit, action or proceeding by any Governmental Entity or any third party seeking to restrain or prohibit the consummation of the Closing or the performance of any of the other Transactions or which, if unfavorably adjudicated, would materially and adversely affect the right of Purchaser to own the assets or operate the business of the Company.

(b)           Regulatory Approval.  All relevant statutory, regulatory or other governmental waiting periods whether domestic, foreign or supranational, if applicable, in connection with the Transactions shall have expired or been terminated and any approvals required thereby in connection with the Transactions shall have been obtained and shall be in full force and effect.

(c)           Representations and Warranties.  Each of the representations and warranties of the Sellers set forth in Article III and of the Company set forth in Article IV that are qualified by “material,” “Company Material Adverse Effect,” or words of similar meaning shall be true and correct in all respects and each such other representations and warranties shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date (or in the case of representations and warranties that are made as of a specified date, shall be true and correct as of such specified date).

(d)           Covenants and Obligations.  The Company and the Sellers shall have performed and complied in all material respects with each of the covenants and obligations to be performed and complied with by such parties at or before the Closing under this Agreement.

(e)           Deliveries by the Company and the Sellers.  The Company and the Sellers shall have delivered to Purchaser those items required to be delivered by them pursuant to Section 2.5.

(f)            Required Consents.  All Required Consents set forth in Schedule 6.3 shall have been obtained or received, as the case may be, and shall be in full force and effect.

(g)           No Material Adverse Effect.  There shall not have occurred any event, fact or circumstance which has resulted in, or could reasonably be expected to result in, a Material Adverse Effect on the Company.

(h)           Termination of Rights and Certain Securities.  Any registration rights, rights of first refusal, voting rights, or other rights relating to any equity security of the Company shall have been terminated, waived or satisfied.

Section 7.2            Conditions to Obligations of the Sellers and the Company.

The obligations of the Sellers and the Company to consummate the Transactions shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived, if legally permissible, by the Sellers and the Company in writing:

(a)           Statutes; Court Orders.  No statute, rule or regulation shall have been enacted or promulgated by any Governmental Entity that prohibits or restrains the consummation of the Closing; there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Closing, provided that the parties shall use their commercially reasonable efforts to have any such order or injunction vacated or lifted; and there shall not be pending any suit, action or proceeding by any Governmental Entity seeking to restrain or prohibit the consummation of the Closing or the performance of any of the other Transactions.

(b)           Representations and Warranties.  The representations and warranties of Purchaser set forth in Article V shall be true and correct in all material respects as of the Closing Date (or in the case of representations and warranties that are made as of a specified date, shall be true and correct as of such specified date), except to the extent that the failure of such representations and warranties to be so true and correct would not have a material adverse effect on the ability of Purchaser to consummate the Transactions.

(c)           Covenants and Obligations.  Purchaser shall have performed and complied in all material respects with each of the covenants and obligations to be performed and complied with by it at or before the Closing under this Agreement.

(d)           Deliveries by Purchaser.  Purchaser shall have delivered to the Company or other applicable Persons those items required by Section 2.6.

ARTICLE VIII

TAX MATTERS

Section 8.1            Tax Indemnity.

Subject to the remainder of this Article VIII, Section 9.6(b) and the rest of Article IX (but only to the extent it does not conflict with this Article VIII), (i) Sellers shall be liable for and shall indemnify and hold Purchaser harmless against any Losses incurred resulting from or arising out of (A) any Taxes of, or with respect to, the Company, with respect to any Tax period or portion thereof ending on or before the Closing Date (“Pre-Closing Tax Periods”), except to the extent such Taxes are both accrued for on the Closing Date Statement as finally determined and taken into account in finally determining the Actual Closing Date Net Working Capital or paid to Purchaser pursuant to Section 8.2(b), (B) Taxes of Sellers (including capital gains Taxes arising as a result of the Transactions) or any of their Affiliates (excluding the Company) for any Tax period; (C) Taxes attributable to any breach or inaccuracy of any representation in Section 4.19 or any failure to comply with any covenant or agreement of Sellers or (prior to the Closing) the Company with respect to Taxes (including any obligation to cause the Company to take, or refrain from taking, any action under this Agreement with respect to Taxes); or (D) the unpaid Taxes of any Person (other than the Company) imposed on the Company (or any predecessor) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise; and (ii) Purchaser shall be liable for and shall hold the Sellers harmless against any Losses incurred resulting from or arising out of Taxes of, or with respect to, the Company with respect to any Tax Period or portion thereof beginning after the Closing Date.  With respect to any periods beginning on or before the Closing Date and ending after the Closing Date (“Straddle Periods”), the allocation of such Taxes shall be determined on an interim closing of the books as of the close of business on the Closing Date, except for ad valorem Taxes and other Taxes due without regard to income or receipts which shall be prorated on a daily basis.  Any deductions attributable to any of the Company Transaction Expenses or the Closing Date Debt being repaid pursuant to Section 2.3 shall be allocated to the Pre-Closing Tax Period ending on the Closing Date.  The Deductible Amount (as defined in Section 9.6(a)) shall not apply to the indemnity under this Section 8.1.  In the event of a claim by a Purchaser Indemnified Party pursuant to this Section 8.1, such Purchaser Indemnified Party shall seek payment first from the Indemnity Escrow Account in accordance with the Indemnity Escrow Agreement, and then to the extent of any excess, the Indemnifying Parties shall deliver such payment in immediately available funds to an account specified in writing by Purchaser.

Section 8.2            Tax Returns.

(a)           The Seller Representative shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company that are required to be filed (taking into account any extension) on or before the Closing Date, and Sellers shall pay, or cause to be paid, all Taxes of the Company due on or before the Closing Date.  Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practice of the Company with respect to such items (except as otherwise required by Applicable Law).  At least twenty (20) days prior to filing any such Tax Return, the Seller Representative shall submit a copy of such Tax Return to Purchaser for Purchaser’s review and approval, which approval shall not be unreasonably withheld.

(b)           Purchaser shall prepare or cause to be prepared, and timely file, or cause to be timely filed, all Tax Returns for the Company required to be filed after the Closing Date with respect to any Tax period that ends before or includes the Closing Date.  All such Tax Returns shall be prepared on a basis consistent with past practice (except as otherwise required by Applicable Law).  At least twenty (20) days prior to the date (including extensions) on which each such Tax Return to be prepared by Purchaser is filed, Purchaser shall submit such Tax Return to the Seller Representative for its review and comment, and Purchaser shall incorporate all reasonable changes requested by the Seller Representative at least ten (10) days prior to the due date of such Tax Return.  The Sellers shall be liable for and shall promptly reimburse Purchaser for the amount of unpaid Tax reflected on such Tax Returns attributable to the period or portion thereof ending on or before the Closing Date except to the extent such Taxes are both accrued for on the Closing Date Statement as finally determined and taken into account in finally determining the Actual Closing Date Net Working Capital.  Purchaser or the Company shall promptly reimburse the Sellers to the extent (i) the amount of income Taxes paid (whether as payments of estimated income Tax, credits of prior years’ income Tax refunds in lieu of payment of such refunds or otherwise) by the Company on or before the Closing Date with respect to any Pre-Closing Tax Period for which an income Tax Return is filed after the Closing by Purchaser under this Section 8.2(b) (except to the extent such income Taxes paid are both accrued for on the Closing Date Statement as finally determined and taken into account in finally determining the Actual Closing Date Net Working Capital) plus the amount of liabilities and reserves for such income Taxes reflected on the Closing Date Statement as finally determined and taken into account in determining the Actual Closing Date Net Working Capital exceed (ii) the amount of the Company’s income Taxes attributable to such Pre-Closing Tax Period, but only to the extent such excess neither arises from the carryback of a loss or other Tax benefit from a subsequent Tax period nor can be received in cash as a Tax benefit (if at all) only in a subsequent Tax period.  Purchaser shall not take any action, or allow the Company to take any action, in each case other than in the ordinary course of business, on the Closing Date that would increase the indemnification obligation of the Sellers hereunder for Taxes attributable to any Pre-Closing Tax Period.

Section 8.3            Disputes Over Tax Returns.

If the Seller Representative objects to the Purchaser’s failure to incorporate proposed changes (submitted to the Purchaser under Section 8.2(b)) to a return to be filed by the Purchaser under Section 8.2(b), the Seller Representative shall furnish the Purchaser with a statement setting forth in reasonable detail the basis for such objection.  If the parties are unable to resolve such dispute within ten (10) days following the date the Purchaser receives notice of such objection and such statement, then, to the extent the item to which such dispute relates would result in the Sellers incurring an indemnification obligation to Purchaser under Section 8.1, such dispute shall be submitted to the Neutral Accountant for resolution regarding whether such Tax Return has been prepared in accordance with Applicable Laws and generally consistent with prior Tax Returns of the Company.  The Purchaser and the Seller Representative shall use their reasonable efforts to cause the Neutral Accountant to resolve the dispute in sufficient time to permit the timely filing of such Tax Return; provided, that if a draft Tax Return is subject to an ongoing dispute under this Section 8.3 at the time that it is required to be filed, then such Tax Return shall be filed as initially prepared by the filing party, subject to amendment or adjustment following resolution of the dispute.  All fees and expenses of the Neutral Accountant in connection with any dispute under this Section 8.3 shall be paid equally by Purchaser and the Sellers (first from the Seller Representative Fund), and each party shall pay all fees and expenses of the attorneys, accountants and other representatives engaged by such party in connection therewith.

Section 8.4            Cooperation on Tax Matters.

After the Closing, upon reasonable written notice, Purchaser (or the Company) and the Sellers shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance (to the extent within the control of such party) relating to the Company (including access to books, records and personnel) as is reasonably requested for the filing of all Tax Returns (including any extensions thereof), the making of any election related to Taxes, the preparation for any Audit, and the prosecution or defense of any action related to any

Tax or Tax Return.  Purchaser, the Company and the Sellers agree to retain all books and records with respect to Tax matters and pertinent to the Company relating to any taxable period beginning before the Closing Date for a period of six (6) years following the Closing Date, and to abide by all record retention agreements entered into with any Governmental Entity.

Section 8.5            Tax Contests.

Purchaser or the Company, on the one hand, and the Seller Representative on behalf of the Sellers, on the other hand, shall notify each other within ten (10) days of either (a) their receipt of any notice of any Tax audit, assessment, adjustment, examination or proceeding with respect to Taxes relating to a taxable period ending on or prior to the Closing Date or to a Straddle Period (“Tax Contest”) or (b) their receipt of a written notice threatening any Tax Contest, in either case relating in whole or in part to Taxes for which any of the Purchaser Indemnified Parties may be entitled to indemnification from the Sellers hereunder.  Purchaser shall have the right (at its expense, provided that the Sellers shall bear the expense of any third-party advisors engaged in connection therewith, which advisors shall be mutually agreeable to Purchaser and the Seller Representative) to control the conduct and resolution of any such Tax Contests with respect to the Company; provided, however, that the Seller Representative shall have the right (at its expense) to participate in the conduct of such Tax Contest (including the right to receive copies of all related correspondence, the right to review and comment to all responses, protests and other submissions, and the right to attend meetings with any Tax authority) as long as the Seller Representative delivers to the Purchaser the Seller Representative’s written acknowledgment of the Sellers’ obligation to indemnify the Purchaser Indemnified Parties with respect to such Tax Contest.  Notwithstanding any failure of the Seller Representative to exercise such right, Purchaser shall keep the Seller Representative reasonably informed of all developments on a timely basis and Purchaser shall not agree to settle any Tax liability or compromise any claim with respect to Taxes involving the Company, which settlement or compromise could reasonably be expected to adversely affect the Sellers’ liability for indemnification for Taxes hereunder, without the prior written consent of the Seller Representative (which consent may not be unreasonably withheld or delayed).  The parties each agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any Tax Contest to the extent that such Tax Contest could affect a liability of such other parties (including indemnity obligations hereunder).  To the extent of any conflict between the provisions of this Section 8.5 and Section 9.4, this Section 8.5 shall govern.

Section 8.6            Amended Tax Returns.

Neither Purchaser nor the Company may amend a Tax Return of the Company with respect to a taxable period beginning before the Closing Date, or (subject to Section 8.8) file or amend any tax election with respect to the Company with respect to a taxable period beginning before the Closing Date, in each case, without the prior written consent of the Seller Representative (which consent may not be unreasonably withheld or delayed).

Section 8.7            Refunds.

Except as otherwise provided in Section 8.2(b) or this Section 8.7, to the extent any determination of the Tax liability of the Company, whether as a result of an Audit, a claim for refund, the filing of an amended Tax Return, or otherwise, results in any refund of Taxes paid by the Company on or prior to the Closing Date or by the Sellers after the Closing Date pursuant to this Agreement with respect to any Pre-Closing Tax Period, then, to the extent not reflected in the Closing Date Statement as finally determined and taken into account in finally determining the Actual Closing Date Net Working Capital, Purchaser shall cause the Company to promptly pay any such refund and any interest received thereon, net of any third party out of pocket cost to Purchaser and its Affiliates attributable to the obtaining and receipt of such refund, to the Seller Representative (for distribution to the applicable Sellers in accordance with the Company Charter as in effect immediately prior to the Closing) upon receipt thereof (or upon application of such refund to other amounts of Taxes owed) by the Company.  Purchaser and the Company shall not be required to pay such refund to the Seller Representative to the extent such refund arises as the result of a carryback of a loss or other Tax benefit from a taxable period (or portion thereof) beginning after the Closing Date.  To the extent such refund is subsequently disallowed or required to be returned to the applicable Tax authority, the Seller Representative and Sellers agree promptly to repay the amount of such refund, together with any interest, penalties or other additional amounts imposed by such Tax authority, to Purchaser (or, if directed by Purchaser, the Company).  Purchaser shall, and shall cause the Company to, reasonably cooperate with the Seller Representative in obtaining any Tax refunds to which the Sellers would be entitled pursuant to this Section 8.7, as reasonably requested by the Seller Representative, including filing any amended Tax Returns necessary to claim any such refunds.

Section 8.8            Transfer Taxes; No Election; Tax Sharing Agreements.

Notwithstanding anything herein to the contrary, all transfer, documentary, sales, use, stamp, registration, value added, real estate transfer and other such Taxes (including any penalties and interest) incurred in connection with the consummation of the Transactions (“Transfer Taxes”) shall be borne by Sellers, and Sellers Representative will, at its expense, timely file all necessary Tax Returns and other documentation required with respect to all such Transfer Taxes and will provide Purchaser with evidence satisfactory to Purchaser that such Transfer Taxes have been paid by Sellers.  Except as otherwise agreed by Purchaser and the Seller Representative after the Closing, no election under Section 338 of the Code (or any similar provision under state, foreign or local Applicable Law) shall be made in respect of the Company and the Transactions.  All Tax allocation, sharing, indemnity or similar agreements between the Company, on the one hand, and any of the Sellers and their Affiliates, on the other hand, shall be terminated on or prior to the Closing Date, and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

Section 8.9            Survival.

Notwithstanding anything to the contrary herein, (i) each provision of this Article VIII and the representations and warranties set forth in Section 4.19 shall survive until sixty (60) days after the expiration of the statute of limitations applicable thereto (including extensions), and (ii) the indemnification obligations set forth in this Article VIII shall be the sole and exclusive indemnification obligations of the parties hereto with respect to Tax-related Losses.  Notwithstanding the preceding portion of this Section 8.9, any claim relating to Tax-related Losses that is asserted pursuant to this Article VIII prior to the applicable survival end date described above shall survive until such claim is finally resolved and satisfied in accordance with this Article VIII.  To the extent the provisions of this Article VIII and Article IX conflict, the provisions of this Article VIII shall control.

ARTICLE IX

SURVIVAL AND INDEMNIFICATION

Section 9.1            Survival.

Subject to Section 9.5, the parties hereto agree that their respective representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing.

Section 9.2            Indemnification by Sellers.

(a)           Individual Seller Breach.  Subject to the other provisions of this Article IX, from and after the Closing, each Seller, on a several (and not joint) basis, shall indemnify Purchaser, its officers, directors and stockholders, and the respective successors of each of the foregoing (each, a “Purchaser Indemnified Party”), from and against any and all Losses incurred by any Purchaser Indemnified Party after the Closing as a result of or arising out of:

(i)            The breach of any representation or warranty made by such Seller to Purchaser in Article III or in any certificate furnished by such Seller to Purchaser pursuant to this Agreement; or

(ii)           The failure of such Seller to perform any covenant or agreement of such Seller under this Agreement.

(b)           Company Breach.  Subject to the other provisions of this Article IX, from and after the Closing, the Sellers shall, on a several (and not joint) basis in accordance with and limited to their respective Allocation Percentages, indemnify each Purchaser Indemnified Party from and against any and all Losses incurred by any Purchaser Indemnified Party after the Closing as a result of or arising out of:

(i)            The breach of any representation or warranty made by the Company to Purchaser in Article IV (other than in Section 4.19, the breach of which shall be governed by Section 8.1) or in any certificate furnished by the Company to Purchaser pursuant to this Agreement;

(ii)           The failure of the Company to perform any covenant or agreement of the Company under this Agreement (other than in Article VIII, the breach of which shall be governed by Section 8.1);

(iii)          The Retained Assets;

(iv)          The obligations of the Sellers for Venosan IBNR Payment Amount as set forth in Section 6.13 and any other liabilities of the Company arising out of the participation in, or any claim made under, any Benefit Plan by a Venosan employee (“Venosan Claims”);

(v)           Subject to the terms and conditions of Section 6.9, the environmental issues described in Item 1, 3 or 4 of Schedule 4.16(a) and any liability or demand to conduct Environmental Activities with respect to the environmental issues described in Item 1, 3 or 4 of Schedule 4.16(a) (“Environmental Claims”); or

(vii)         Any Company Transaction Expenses and Indebtedness which are not provided for in either the Estimated Closing Date Schedule or in the Closing Date Schedule provided for in Section 2.4.

Section 9.3            Indemnification by Purchaser.

Subject to the other provisions of this Article IX, from and after the Closing, Purchaser shall indemnify each Seller and the Seller Representative and their respective officers, directors, stockholders, members and managers, and the respective successors of each of the foregoing (each, a “Seller Indemnified Party”) from and against any and all Losses incurred by any Seller Indemnified Party after the Closing as a result of or arising out of:

(a)           The breach of any representation or warranty made by Purchaser herein or in any certificate furnished by Purchaser pursuant to this Agreement; or

(b)           The failure of Purchaser to perform any covenant or agreement of Purchaser under this Agreement.

Section 9.4            Method of Asserting Claims.

All claims for indemnification by any Indemnified Party under this Article IX shall be asserted and resolved as follows:

(a)           Third Party Claims.  If any claim or demand in respect of which an Indemnified Party might seek indemnity under this Article IX is asserted against such Indemnified Party by a Person other than a Seller or Purchaser (a “Third Party Claim”), the Indemnified Party shall give written notice (the “Third Party Claim Notice”) and the details thereof including an estimate of the claimed Losses and copies of all relevant pleadings, documents and information to the Indemnifying Party within a period of thirty (30) days following the assertion of the Third Party Claim against the Indemnified Party; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have prejudiced the Indemnifying Party or shall have resulted in the expiration of the relevant time period set forth in Section 9.5.  Within thirty (30) days after its receipt of the Third Party Claim Notice (the “Third Party Claim Response Period”), the Indemnifying Party shall give notice to the Indemnified Party, in writing, either acknowledging or denying its obligations to indemnify and defend under this Article IX.

(i)            If the Indemnifying Party notifies the Indemnified Party that it acknowledges its obligations to indemnify and defend the Indemnified Party against the Third Party Claim, in the event such Third Party Claim will have a continuing effect in any material respect on the businesses of the Company or Purchaser and is not primarily for money damages, the Indemnified Party shall have the right to conduct and control, through counsel of its choosing, the defense, compromise or settlement of any Third Party Claim against such Indemnified Party as to which indemnification will be sought by the Indemnified Party from the Indemnifying Party hereunder; provided that unless consented to by the Indemnifying Party (which consent shall not be unreasonably withheld), the Indemnified Party shall not pay, compromise or settle any such Third Party Claim.  The Indemnifying Party shall cooperate fully in such defense, including making available to the Indemnified Party all books, records and documents within the Indemnifying Party’s control or that it can reasonably obtain relating to the Third Party Claim.  The Indemnifying Party may at any time file any pleadings or take any other action that the Indemnifying Party reasonably believes to be necessary to protect its interests due to the failure of the Indemnified Party to diligently defend such action.  The Indemnifying Party, at its expense, may participate in, but not control, any defense or settlement of any Third Party Claim conducted by the Indemnifying Party pursuant to this Section 9.4(a)(i).

(ii)           If the Indemnifying Party notifies the Indemnified Party that it acknowledges its obligations to indemnify and defend the Indemnified Party against the Third Party Claim, and the Third Party Claim is solely for money damages or where there will be no continuing effect in any respect on the businesses of the Company or Purchaser, then the Indemnifying Party shall at its expense defend such Third Party Claim by all appropriate proceedings, which proceedings will be diligently prosecuted to a final conclusion or will be settled, at the discretion of the Indemnifying Party, and shall pay all Losses of the Indemnified Party resulting or arising from such Third Party Claim, subject to Section 9.6; provided that unless consented to by the Indemnified Party (which consent shall not be unreasonably withheld), the Indemnifying Party shall not enter into any settlement that requires a non-monetary commitment by the Indemnified Party.  The Indemnified Party will cooperate fully in such defense, including making available to the Indemnifying Party all books, records and documents within the Indemnified Party’s control or that it can reasonably obtain relating to the Third Party Claim.  The Indemnified Party may at any time file any pleadings or take any other action that the Indemnified Party reasonably believes to be necessary to protect its interests due to the failure of the Indemnifying Party to diligently defend such action.  The Indemnified Party, at its expense, may participate in, but not control, any defense or settlement of any Third Party Claim conducted by the Indemnifying Party pursuant to this Section 9.4(a)(ii).

(iii)          If the Indemnifying Party notifies the Indemnified Party that it acknowledges its obligation to indemnify and defend the Indemnified Party with respect to a Third Party Claim, then, subject to Section 9.6, the Losses of the Indemnified Party resulting from or arising out of such Third Party Claim in the amount finally determined will be deemed a liability of the Indemnifying Party under this Article IX, and the Indemnifying Party shall pay the amount of such Losses to the Indemnified Party on demand.

(iv)          If the Indemnifying Party notifies the Indemnified Party within the Third Party Claim Response Period that the Indemnifying Party denies its obligation to indemnify and defend the Indemnified Party with respect to such Third Party Claim (provided that the failure of the Indemnifying Party to notify the Indemnified Party within the Third Party Claim Response Period whether the Indemnifying Party acknowledges its obligation to indemnify and defend the Indemnified Party with respect to such Third Party Claim shall be deemed to be notice of such a denial), the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within a period of thirty (30) days from the date of such notice, either party may resort to litigation in accordance with Section 9.4(c).

(b)           Other Claims.  In the event any Indemnified Party has a claim under this Article IX against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall give written notice (the “Claim Notice”) and the details thereof, including an estimate of the claimed Losses and copies of all relevant information and documents, to the Indemnifying Party within a period of thirty (30) days following the discovery or receipt of notification of the claim by the Indemnified Party; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have prejudiced the Indemnifying Party or shall have resulted in the expiration of the time period set forth in Section 9.5.  The Indemnifying Party will notify the Indemnified Party within a period of thirty (30) days after the receipt of the Claim Notice by the Indemnifying Party (the “Claim Response Period”) whether the Indemnifying Party disputes its liability to the Indemnified Party under this Article IX with respect to such claim.

If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Claim Notice, then, subject to Section 9.6, the Losses of the Indemnified Party resulting from or arising out of such claim in the amount finally determined will be deemed to be a liability of the Indemnifying Party under this Article IX, and the Indemnifying Party shall pay the amount of such Losses to the Indemnified Party on demand.  If the Indemnifying Party notifies the Indemnified Party within the Claim Response Period that the Indemnifying Party disputes its liability with respect to such claim (provided that the failure of the Indemnifying Party to notify the Indemnified Party within the Claim Response Period whether the Indemnifying Party disputes the claim described in such Claim Notice shall be deemed to be notice of such a dispute), the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within a period of thirty (30) days from the date of such notice, either party may resort to litigation in accordance with Section 9.4(c).

(c)           Resolution of Disputes.  Any dispute submitted to litigation pursuant to this Section 9.4(c) shall be finally and conclusively determined by litigation in a court of competent jurisdiction.  Each party to this Agreement agrees that the state and federal courts located in the State of New York shall have exclusive jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement and, for such purposes, consents to submit itself to the personal jurisdiction of such courts.  Each of the parties hereto (a) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (b) agrees that it shall not bring any action relating to this Agreement or any of the Transactions in any court other than courts set forth above.  Purchaser agrees that the process by which any suit, action or proceeding is begun may be served on Purchaser by being given to Purchaser in accordance with Section 11.3.

Section 9.5            Time Limits on Claims.

Except as otherwise provided in this Section 9.5, the representations and warranties of each of the parties hereto set forth in this Agreement or in any certificate delivered by any party at the Closing shall survive the Closing and the consummation of the Transactions and continue until the date that is twelve (12) months after the Closing Date, at which time they shall expire and be of no further force and effect (the “Survival Period”); provided, however, that the Survival Period for breaches of any Fundamental Representations and Section 4.18 (Employee Benefits) shall be until the expiration of the statute of limitations plus sixty (60) days.  No claim or action shall be brought under this Article IX for breach of a covenant or agreement more than twelve (12) months following the last day on which such covenant or agreement is required to be performed; provided, however, that (i) any Venosan Claims or claims related to the Retained Assets may be made at any time until the expiration of the statute of limitations plus sixty (60) days and (ii) any Environmental Claims shall be until such date as described in Section 6.9(l).  The parties intend to shorten the statute of limitations and agree that no claims or causes of action (other than those (A) relating to fraud by a party or (B) relating to breaches any Fundamental Representation or Section 4.18 (Employee Benefits) or any Venosan Claims, Environmental Claims or claims related to the Retained Assets) may be brought against a party based upon, directly or indirectly, (i) any of the representations or warranties contained in this Agreement or any certificate delivered by a party at the Closing after the expiration of Survival Period and (ii) any of the covenants and agreements made by a party under this Agreement after the date that is twelve (12) months following the last day on which such covenant or agreement was required to be performed.  Notwithstanding the preceding portion of this Section 9.5, any claim relating to the breach of a representation, warranty, covenant or agreement set forth herein that is asserted in writing pursuant to Section 9.4 prior to the applicable survival end date described above shall survive until such claim is finally resolved and satisfied in accordance with this Article IX.

Section 9.6            Additional Limitations on Indemnification.

Notwithstanding any other provision of this Agreement:

(a)           Deductible Amount.  No Purchaser Indemnified Party shall be entitled to recover for an indemnification claim under Section 9.2 unless, until and only to the extent that the Purchaser Indemnified Parties (collectively) have suffered or incurred actual Losses under such Section aggregating in excess of Four Hundred Thousand and No/100 Dollars ($400,000) (the “Deductible Amount”), whereupon the Purchaser Indemnified Parties shall be entitled to claim indemnification only for the amount of such Losses in excess of the Deductible Amount, subject to the other limitations set forth herein.  No Seller Indemnified Party shall be entitled to recover for an indemnification claim under Section 9.3 unless, until and only to the extent that the Seller Indemnified Parties (collectively) have suffered or incurred actual Losses under such Section aggregating in excess of the Deductible Amount, whereupon the Seller Indemnified Parties shall be entitled to claim indemnification only for the amount of such Losses in excess of the Deductible Amount, subject to the other limitations set forth herein.  Notwithstanding the foregoing, the Deductible Amount shall not apply to breaches of any Fundamental Representations, breaches of Section 4.19 (Tax Matters) or Article VIII, or any Venosan Claims, Environmental Claims or claims related to the Retained Assets, but instead the applicable indemnified party shall be entitled to recover for such indemnification claims from the first dollar.

(b)           Cap.  Notwithstanding anything to the contrary contained in this Agreement, the aggregate maximum liability of the Sellers to the Purchaser Indemnified Parties under this Agreement shall be limited (in the aggregate) to an amount equal to Eleven Million Two Hundred Fifty Thousand and No/100 Dollars ($11,250,000) (the “Cap”), and no Seller (individually) shall have any liability to the Purchaser Indemnified Parties for any amount in excess of its Allocation Percentage multiplied by the Cap; provided, however, that the Cap shall not apply for breaches of any Fundamental Representations but shall instead be unlimited; provided, further, that the aggregate maximum liability of the Sellers under this Agreement with respect to Environmental Claims shall be limited to an amount equal to One Million and No/100 Dollars ($1,000,000); provided, further, that the aggregate maximum liability of the Sellers under this Agreement with respect to Taxes or any Venosan Claims or claims related to the Retained Assets shall not be limited to the Cap but shall instead be limited (in the aggregate with all other claims under this Agreement) to an amount equal to the portion of the Purchase Price actually received by the Sellers (as may be adjusted pursuant to Section 2.4), and no Seller (individually) shall have any liability under this Agreement with respect to Taxes, Venosan Claims and claims related to the Retained Assets (in the aggregate with all other claims under this Agreement) for any amount in excess of the Purchase Price actually received by such Seller (as may be adjusted pursuant to Section 2.4); provided, further that the limitations in this Section 9.6(c) shall not apply to claims based on fraud.  For the avoidance of doubt, the maximum amounts payable under any clause of this Section 9.6(c) shall be reduced by any amounts previously paid by Sellers pursuant to Section 9.2 or Article VIII.

(c)           Special Damages.  AS BETWEEN BUYER AND SELLER, NO CLAIMS OR CAUSES OF ACTION ARISING UNDER OR RESULTING FROM THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE ASSERTED BY ANY PERSON FOR PUNITIVE, SPECIAL, EXEMPLARY, CONTINGENT, INCIDENTAL, SPECULATIVE OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS OR REVENUE), FOR DIMINUTION IN VALUE, OR FOR ANY OTHER DAMAGES OTHER THAN ACTUAL OUT-OF-POCKET DAMAGES.  NOTWITHSTANDING ANYTHING ELSE HEREIN TO THE CONTRARY, THE LIMITATIONS SET FORTH IN THIS SECTION 9.6(C) SHALL NOT APPLY TO ANY THIRD PARTY CLAIMS.

(d)           Indemnity Escrow Account.  In the event of a claim by a Purchaser Indemnified Party pursuant to Section 9.2(a) or Section 9.2(b), such Purchaser Indemnified Party shall seek payment first from the Indemnity Escrow Account in accordance with the Indemnity Escrow Agreement, provided, however, if any claim by a Purchaser Indemnified Party is made pursuant to Section 9.2(a) or Section 9.2(b) and sufficient amounts do not remain in the Indemnity Escrow Account to satisfy such claim, then subject to the other applicable limitations set forth in this Article IX (including the Cap limitation), such Purchaser Indemnified Party shall be entitled to seek recourse directly from the Sellers for the amount of Losses arising from such claim that are in excess of the amounts remaining in the Indemnity Escrow Account.

(e)           Other Limitations.

(i)            The amount an Indemnified Party shall be entitled to receive from the Indemnifying Party with respect to a Loss shall be reduced by and net of (A) any recovery actually received by such Indemnified Party from any other Person with respect to such Loss (including insurance proceeds, indemnification rights, counterclaims, warranties, subrogation actions and the like) and (B) any Tax benefit actually realized by such Indemnified Party as a result of such Loss in the year of incurrence or payment of such Loss.  Purchaser and the Company shall seek full recovery under all insurance policies covering any Losses to the same extent as they would if such Losses were not subject to indemnification hereunder.  In the event that an insurance recovery is made by Purchaser, the Company, or any of their Affiliates with respect to any Losses for which any Purchaser Indemnified Party has been indemnified by one or more Seller(s) hereunder, then a refund equal to the aggregate amount of the recovery (net of all direct collection expenses, including attorneys fees) shall be made promptly to the

Seller(s) acting as the Indemnifying Party.  The Indemnifying Party shall be subrogated to all rights of the Indemnified Party against other Persons in respect of any Losses indemnified by the Indemnifying Party hereunder.

(ii)           No Purchaser Indemnified Party shall be entitled to receive indemnification for any Loss to the extent such Loss is reserved or provided for in the Closing Date Statement as finally determined or in the determination of the Actual Closing Date Net Working Capital.

(iii)          Any indemnification obligation under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such obligation constituting a breach of more than one representation, warranty, covenant or agreement hereunder.

(f)            The obligations of the Sellers to indemnify the Purchaser Indemnified Parties shall not be subject to any limitations set forth in this Agreement (including Sections 9.5, 9.6(a) through (e) and 9.7) if such Losses are attributable to fraud or intentional misconduct.

Section 9.7            Exclusive Remedies.

If the Closing occurs, the remedies provided in this Article IX shall constitute the sole and exclusive remedies available to any party hereto with respect to any claim relating to this Agreement or the Transactions and the facts and circumstances relating and pertaining hereto (whether any such claim shall be made in contract, breach of warranty, tort or otherwise); provided, however, that, the foregoing shall not limit the availability to any party hereof of injunctive and other equitable relief, including specific performance.

Section 9.8            Specific Performance.

Each of the parties hereto acknowledges that the rights of each other party to consummate the Transactions are special, unique and of extraordinary character and that, in the event that a party violates or fails and refuses to perform any covenant or agreement made by it in this Agreement, then each other party may be without an adequate remedy at law.  Each party agrees, therefore, that in the event it violates or fails and refuses to perform any covenant or agreement made by it in this Agreement, each other party may, in addition to any remedies hereunder for damages or other relief, institute and prosecute an action in any court specified in Section 9.4(c) to enforce specific performance of such covenant or agreement or seek any other equitable relief.

Section 9.9            Treatment of Indemnification Payment.

Any payment made after the Closing pursuant to indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price for all purposes.

ARTICLE X

TERMINATION

Section 10.1         Termination.

This Agreement may be terminated at any time prior to the Closing Date:

(a)           By the mutual written consent of Purchaser, the Company and the Seller Representative;

(b)           By Purchaser, on the one hand, or the Company and the Seller Representative, on the other hand, if the Closing has not occurred on or prior to January 31, 2011; provided that no party may terminate this Agreement pursuant to this Section 10.1(b) if such party’s failure to fulfill any of its obligations hereunder has contributed in any material manner to the Closing having not occurred on or before such date;

(c)           By the Company and the Seller Representative if Purchaser has breached any of its representations, warranties, covenants or other agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.2, which breach has not been waived by the Company and cannot be or has not been cured within thirty (30) days after the giving of written notice by the Company to Purchaser specifying such breach; provided that the Company may not terminate this Agreement pursuant to this Section 10.1(c) at any time when the Company is in material breach of this Agreement;

(d)           By Purchaser if the Company or any Seller shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement that would give rise to the failure of a condition set forth in Section 7.1, which breach has not been waived by Purchaser and cannot be or has not been cured within thirty (30) days after the giving of written notice by Purchaser to the Company and such Seller specifying such breach; provided that Purchaser may not terminate this Agreement pursuant to this Section 10.1(d) at any time when Purchaser is in material breach of this Agreement; or

(e)           By Purchaser within five (5) days following the date (if any) on which Purchaser acquires the right to terminate this Agreement pursuant to Section 6.11.

Section 10.2         Effect of Termination.

In the event of the termination of this Agreement by any party hereto pursuant to this Article X, the party seeking termination shall deliver written notice to the other parties specifying the provision hereof pursuant to which this Agreement is being terminated, and this Agreement shall become void and shall be deemed to have terminated without liability or obligation thereafter on the part of any party hereto except (a) for breach of this Agreement prior to any termination pursuant to Section 10.1(b), Section 10.1(c), Section 10.1(d) or

Section 10.1(e), and (b) pursuant to the provisions of this Section 10.2 and Article XI, each of which shall survive the termination of this Agreement.  No termination of this Agreement shall affect the obligations of the parties under the Confidentiality Agreement, which shall survive termination of this Agreement in accordance with its terms.

ARTICLE XI

MISCELLANEOUS

Section 11.1         Fees and Expenses.

All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses whether or not the Transactions are consummated, except as specifically provided to the contrary in this Agreement.

Section 11.2         Amendment and Modification.

This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by all of the parties hereto expressly stating such instrument is intended to amend, modify or supplement this Agreement.

Section 11.3         Notices.

All notices, requests, instructions, demands, documents and other communications to be given pursuant to this Agreement shall be in writing and shall be delivered personally, faxed, or sent by nationally-recognized overnight courier to a party at the addresses set forth below for such party or to such other address as the party to whom notice is to be given may have furnished to the other parties hereto in writing in accordance herewith.  Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of delivery by fax, on the date sent (or on the first Business Day following the date sent if the date sent is not a Business Day) if confirmation of successful transmission is received, and (ii) in the case of a nationally-recognized courier service that guarantees overnight delivery, on the Business Day after the date when sent for overnight delivery:

IF TO PURCHASER, TO:

DJO Incorporated

1430 Decision Street

Vista, CA 92081

Fax:  (760) 734-5644

Attention:  General Counsel

and a copy (which will not constitute notice) to:

Latham & Watkins LLP

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

Fax:  (858) 523-5450

Attention:  Scott N. Wolfe, Esq.

IF TO THE COMPANY, TO:

Elastic Therapy, Inc.

Attn:  President and Chief Executive Officer

718 Industrial Park Avenue

Asheboro, NC 27205-7336

IF TO THE SELLER REPRESENTATIVE OR THE SELLERS, TO:

Seller Representative:

Burke H Ramsay

207 North Park Drive

Greensboro, NC 27401

Sellers:

Julius M. Ramsay III

4623 Chesterfield Place

Jamestown, NC 27282

Burke H Ramsay

207 North Park Drive

Greensboro, NC 27401

Julius M Ramsay, Jr.

1131 Lexington Commons Drive

Asheboro NC 27205

Salzmann AG St. Gallen

Attn:  Daniel Künzli

Unterstrasse 52

CH-9001 St. Gallen

Switzerland

Julius McNutt Ramsay, Jr., as Trustee of The Julius McNutt Ramsay, III Grantor Retained Annuity Trust u/a dated October 1, 2010

1131 Lexington Commons Drive

Asheboro NC 27205

Ramsay Investments Limited Partnership

c/o Julius M. Ramsay III

4623 Chesterfield Place

Jamestown, NC 27282

and, in the case of notices to the Seller Representative and, prior to the Closing, the Company, a copy (which will not constitute notice) to:

Moore & Van Allen PLLC

100 North Tryon Street, Suite 4700

Charlotte, North Carolina 28202-4003

Attention:              Hal A. Levinson

Telephone:            (704) 331-1050

Fax:                         (704) 331-1159

Section 11.4         Counterparts.

This Agreement may be executed in one or more counterparts (including by electronic delivery, such as .pdf or facsimile), each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

Section 11.5         Entire Agreement; No Third Party Beneficiaries.

This Agreement and the other Transaction Documents constitute the final, complete and exclusive statement of the agreement between the parties with respect to the subject matter hereof and supersede all prior written agreements and all prior or contemporaneous oral agreements with respect to the subject matter hereof.  Except as expressly provided herein (including in Section 6.6 and Article IX), this Agreement shall not confer any third-party beneficiary rights or remedies upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 11.6         Severability.

Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 11.7         Governing Law.

This Agreement shall be construed, interpreted, enforced and governed by and under the laws of the State of New York without regard to its choice of law rules.

Section 11.8         Waiver of Jury Trial.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATION IN THIS SECTION 11.8.

Section 11.9         Waiver.

Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition.  No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

Section 11.10       Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 11.11       Exhibits and Schedules.

Each Schedule and Exhibit hereto referred to in this Agreement is hereby incorporated herein by reference and shall be deemed and construed to be a part of this Agreement for all purposes.  Any disclosure of a party made in any Schedule that may be applicable to another Schedule shall be deemed to be made with respect to such other Schedule, so long as it is reasonably apparent that such disclosure would also apply to such other Schedule, notwithstanding the presence or absence of any reference in this Agreement to the existence of such other Schedule in the representation or warranty in which such a reference would appear, and notwithstanding the presence or absence of any cross-reference thereto.  The inclusion of any information in any Schedule shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

Section 11.12       Further Assurances.

From time to time at or after the Closing Date, at the request of the other, the Company, Purchaser and the Sellers each will execute and deliver such other instruments of conveyance, assignment, transfer and delivery and take such actions as the other reasonably may request in order to consummate, complete and carry out the Transactions.

Section 11.13       Interpretation.

(a)           Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b)           Use of Includes or Including; Ordinary Course of Business.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  Whenever the words “ordinary course of business” or “ordinary course of business consistent with past practice” are used in this Agreement, they shall be deemed to mean “ordinary course of business, consistent with past practices in all material respects.”

(c)           References to this Agreement, Sections or Exhibits.  The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references in this Agreement are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)           Grammatical Forms.  The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.  The conjunction “or” when used herein includes both the conjunctive and the disjunctive.

(e)           References to Parties.  A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(f)            References to Legislation.  A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g)           Drafting of this Agreement.  The parties to this Agreement and their counsel have mutually contributed to its drafting.  Consequently, no provision of this Agreement shall be construed against any party on the ground that such party drafted the provision or caused it to be drafted.

ARTICLE XII

SELLER REPRESENTATIVE

Section 12.1         Appointment.

Each of the Sellers authorizes and irrevocably appoints Burke H. Ramsay, as the Seller Representative, to serve as exclusive agent for and attorney-in-fact of such Seller (the individual or entity fulfilling such role, as determined by this Section 12.1, the “Seller Representative”), with full power and authority, including power of substitution, acting in the name of, or for and on behalf of, each Seller, to do the following:  (a) deliver and receive notices, including service of process, with respect to any matter under this Agreement; (b) execute and deliver any and all documents and take any and all such actions as shall be required or permitted of the Seller Representative pursuant to this Agreement, including any and all such documents and actions with respect to the estimated and the final determination of the Closing Date Net Working Capital, the Closing Date Debt, the Company Transaction Expenses and Closing Date Cash pursuant to Section 2.3 and Section 2.4; (c) provide notice of, demand, pursue and enforce, in its discretion, any claim against Purchaser for a breach of this Agreement including any claim for indemnification pursuant to Article IX; (d) take, in its discretion, any and all actions, and deliver and receive any and all notices hereunder in respect of or in connection with any claim for indemnification by any Purchaser Indemnified Parties pursuant to Article IX, including the negotiation, settlement or compromise of any disagreement or dispute with Purchaser Indemnified Parties in respect thereof; (e) withhold funds to pay expenses and obligations arising in his capacity as Seller Representative; (f) execute and deliver, on behalf of the Sellers, any contract, agreement, amendment or other document or certificate, including any settlement agreement or release of claims, to effectuate any of the foregoing or as may otherwise be specifically permitted by this Agreement, any such contract, agreement, amendment or other document or certificate to have the effect of binding the Sellers as if the Sellers had personally entered into such agreement; (g) take all such other actions as the Seller Representative shall deem necessary or appropriate, in its discretion, for the accomplishment of the foregoing and the Transactions, and (h) engage such attorneys, accountants, consultants and other Persons as the

Seller Representative, in its discretion, deems necessary or appropriate to accomplish any action required or permitted of it hereunder.

Any decision, act, consent, approval or instruction of the Seller Representative given or made pursuant to this Section 12.1 shall constitute a decision, act, consent, approval or instruction of the Sellers, and Purchaser and the Company shall be entitled to conclusively rely upon any representation of the Seller Representative with respect to any such act, decision, consent, approval or instruction of the Sellers.  Purchaser and the Company shall have the right to rely upon any agreement entered into with the Seller Representative and all actions taken or omitted to be taken by the Seller Representative pursuant to this Agreement.

The appointment and power of attorney made in this Section 12.1 shall to the fullest extent permitted by Applicable Laws be deemed an agency coupled with an interest and all authority conferred hereby shall to the fullest extent permitted by law be irrevocable and not be subject to termination by operation of Applicable Laws, whether by the death or incapacity or liquidation or dissolution of any Seller or the occurrence of any other event or events.  Any action taken by the Seller Representative on behalf of the Sellers pursuant to this Agreement shall be as valid as if any such death, incapacity, liquidation, dissolution or other event had not occurred, regardless or whether or not the Seller Representative, the Company or Purchaser shall have received notice of any such death, incapacity, liquidation, dissolution or other event.

The Seller Representative shall have the sole and exclusive right to handle the foregoing matters for which the Seller Representative has been appointed the exclusive agent and attorney-in-fact of the Sellers.  No Seller (other than, if applicable, the Seller Representative) shall have any right to participate in the resolution of such matters in any manner.

Section 12.2         Seller Representative Fund.

The Company Transaction Expenses shall include the sum of One Hundred Fifty Thousand and No/100 Dollars ($150,000) (the “Seller Representative Fund”) to be withheld by the Seller Representative at the Closing and available for use by the Seller Representative in its discretion following the Closing for the payment of all costs and expenses incurred by the Seller Representative in connection with the exercise by it of the authority granted to it herein (including reasonable attorneys fees and expenses, the fees and expenses of any accountants or other professional advisors retained by the Seller Representative and any portion of the fees and expenses of the Neutral Accountant for which the Seller Representative is liable hereunder).  Any portion of the Seller Representative Fund remaining after the final resolution of all claims asserted hereunder, shall be distributed to the Sellers in accordance with the Company Charter (as in effect immediately prior to the Closing) as if such amount had been included in the Purchase Price.

Section 12.3         Substitute Appointment.

In the event of the dissolution or liquidation of the Seller Representative, the Seller Representative (or its trustee, receiver or personal representative) shall promptly designate a substitute and provide written notice to Purchaser and the Sellers of such substitute, which substitute shall from the time of such designation have all the rights and responsibilities of the Seller Representative hereunder.

Section 12.4         Reliance by Seller Representative.

As between the Seller Representative and the other Sellers, the Seller Representative shall be entitled to rely, and shall be fully protected against the other Sellers in relying, upon any statements furnished to it by any Seller, Purchaser or, following the Closing, the Company, and the Seller Representative shall be entitled to act on the advice of counsel selected by it and shall not be liable for any action or inaction done in good faith by the Seller Representative based on such advice.

Section 12.5         No Liability of Seller Representative.

The Seller Representative will not be liable to the Sellers for any action taken by the Seller Representative in good faith without gross negligence or willful misconduct, and the Sellers hereby agree to jointly and severally indemnify the Seller Representative from any Losses arising out of service in his capacity as the Seller Representative hereunder.  The Seller Representative is serving in such capacity solely for purposes of administrative convenience, and is not personally liable in such capacity for any of the obligations of the Sellers hereunder, and Purchaser agrees on behalf of itself and all Purchaser Indemnified Parties not to look to the assets of the Seller Representative, in such capacity, for the satisfaction of any obligations of the Sellers hereunder.  Notwithstanding the foregoing, in the event that the Seller Representative is a Seller, in no event shall this Section 12.5 limit the Purchaser Indemnified Parties rights to indemnification from the Seller Representative in his capacity as a Seller.  In no event shall the Seller Representative be liable to any Seller for indirect, punitive, special or consequential damages.

[SIGNATURES ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the undersigned parties have executed this Stock Purchase Agreement as of the date first written above.

COMPANY:

Elastic Therapy, Inc.

By:	/s/ JULIUS McNUTT RAMSEY III
Name:	Julius McNutt Ramsey III
Title:	Chairman & CEO

PURCHASER:

DJO, LLC

By:	/s/ DONALD M. ROBERTS
Name:	Donald M. Roberts
Title:	EVP, General Counsel

SELLER REPRESENTATIVE:

Burke H. Ramsay, solely in his capacity as Seller Representative

By :	/s/ BURKE H. RAMSEY
Name:	Burke H. Ramsay
Title:	Seller Representative

SELLERS:

/s/ JULIUS McNUTT RAMSEY, JR.
Julius McNutt Ramsay, Jr.

/s/ JULIUS McNUTT RAMSEY III
Julius McNutt Ramsay, III

/s/ BURKE H. RAMSEY
Burke H. Ramsay

[Signature Page to Stock Purchase Agreement]

SELLERS (cont.)

SALZMANN AG ST. GALLEN

By:	/s/ DANIEL KUNZLI
Name:	Daniel Kunzli
Title:	President

RAMSAY INVESTMENTS LIMITED PARTNERSHIP

By:	Ramsay Management LLC, its general partner

By:	/s/ JULIUS McNUTT RAMSEY III
Name:	Julius McNutt Ramsay, III
Title:	Manager

JULIUS MCNUTT RAMSAY, JR., AS TRUSTEE OF THE JULIUS MCNUTT RAMSAY, III GRANTOR RETAINED ANNUITY TRUST U/A DATED OCTOBER 1, 2010

By:	/s/ JULIUS McNUTT RAMSEY, JR.
Name:	Julius McNutt Ramsay, Jr.
Title:	Trustee

[Signature Page to Stock Purchase Agreement]